Exhibit 2.1

STOCK PURCHASE AGREEMENT

AMONG

LCE HOLDINGS, INC.,

LOEWS CINEPLEX ENTERTAINMENT CORPORATION,

AND THE OTHER PERSONS IDENTIFIED HEREIN

DATED AS OF JUNE 18, 2004

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is made as of June 18, 2004, by LCE Holdings, Inc., a Delaware corporation (“Parent”), Loews Cineplex Entertainment Corporation, a Delaware corporation (“Loews”), and the stockholders of Loews identified on the signature pages hereto (“Sellers”).

RECITALS

Sellers desire to sell, and Parent desires to purchase through an indirect wholly-owned subsidiary (“Acquisition”) formed for the purpose, all of the issued and outstanding shares of capital stock of Loews for the consideration and on the terms set forth in this Agreement.

AGREEMENT

The parties, intending to be legally bound, agree as follows:

ARTICLE 1.

Definitions

For purposes of this Agreement, the following terms have the meanings specified or referred to in this Article 1:

“Acquisition” shall have the meaning set forth in the Recitals.

“Advisors” shall have the meaning set forth in Section 6.2.

“Affiliate” shall mean, with respect to a specified Person, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person.

“Aggregate Purchase Price” shall mean (A) the sum of (w) Equity Value, (x) Loews Canada Proceeds, (y) Loews Germany Proceeds and (z) Loews Warrants Proceeds, less (B) the sum of (x) the Loews Expenses, (y) 44% of the amount, if any, by which the Loews Canada Proceeds exceeds $247 million and (z) the Cash Escrow Amount placed in escrow pursuant to Section 6.1(e).

“Business Day” shall mean any day on which banks are not required or authorized to close in New York City.

“Cash Escrow Amount” shall have the meaning set forth in Section 6.1(e).

“Cash Payment Per Share” shall mean the amount obtained by the following formula:

CPPS	=	P
LSO

where:

CPPS = Cash Payment Per Share

P = the Aggregate Purchase Price

LSO = the aggregate number of Loews Shares outstanding immediately prior to the Closing Date.

“Closing” shall have the meaning set forth in Section 2.3.

“Closing Date” shall mean the date and time as of which the Closing actually takes place.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” shall mean the confidentiality agreement dated March 16, 2004 between Loews and Bain Capital Partners, LLC.

“Consent” shall mean any approval, consent, waiver or other authorization (including any Governmental Authorization).

“Contemplated Transactions” shall mean all of the transactions contemplated by this Agreement, including the transactions to be consummated pursuant to Section 6.1 and

(a) the sale of the Loews Shares by Sellers to Acquisition;

(b) the merger of Acquisition into Loews immediately following the consummation of the Closing; and

(c) the performance by the parties hereto of their respective covenants and obligations under this Agreement.

“Contract” shall mean any legally binding agreement, contract or undertaking.

“Credit Facilities” shall mean (a) the Priority Secured Credit Agreement, dated as of March 21, 2002, among LCT, Cineplex Odeon Corporation, Bankers Trust Company, as U.S. administrative agent, Deutsche Bank AG, Canada Branch, as Canadian administrative agent, General Electric Capital Corporation, as syndication agent, and Deutsche Banc Alex. Brown Inc., as sole and exclusive arranger, and (b) the Term Loan

Agreement, dated as of March 21, 2002, among LCT, the lenders identified therein and Bankers Trust Company, as administrative agent.

“Debt Commitment Letter” shall have the meaning set forth in Section 5.3.

“Debt Financing” shall have the meaning set forth in Section 5.3.

“Debt Financing Documents” shall have the meaning set forth in Section 5.3.

“D&O Insurance” shall have the meaning set forth in Section 10.3.

“Disclosure Schedules” shall mean the disclosure schedules delivered by Loews to Parent concurrently with the execution of this Agreement.

“$” or “Dollars” shall mean United States Dollars.

“Emergence Date” shall mean March 21, 2002.

“Encumbrance” shall mean any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal or similar restriction.

“Engagement Letter” shall have the meaning set forth in Section 5.3.

“Environmental Claim” means any claim, action, cause of action, investigation or written notice by any Person alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from (a) the presence, or release into the environment, of any Hazardous Material at any location, whether or not owned or operated by such Person or any of its Subsidiaries or (b) circumstances forming the basis of any violation of any Environmental Law.

“Environmental Laws” shall mean all applicable federal, interstate, state, local and foreign laws and regulations relating to pollution or protection of the environment, including, without limitation, laws relating to releases or threatened releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Materials. Any reference to applicable Environmental Laws shall mean, as to Grupo Cinemex and its Subsidiaries, Environmental Laws of the United Mexican States or any state thereof and, as to Loews and any other Loews Company, any Environmental Laws of the United States of America or any state thereof.

“Environmental Permits” shall mean any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

“Equity Commitment Letter” shall have the meaning set forth in Section 5.3.

“Equity Investor” shall mean Bain Capital Fund VII, L.P.

“Equity Value” shall mean $1,100,000,000.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974 or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

“Escrowed Mexican Equity Interests” shall have the meaning set forth in Section 6.1(e)

“Financial Advisors” shall have the meaning set forth in Section 5.3.

“Financial Statements” shall have the meaning set forth in Section 3.4(a).

“GAAP” shall mean United States generally accepted accounting principles, applied on a consistent basis.

“Governmental Authorization” shall mean any approval, consent, license, permit, waiver or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any applicable Legal Requirement.

“Governmental Body” shall mean any federal, state, local, municipal, foreign or other governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal), multi-national organization or body, or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

“Grupo Cinemex” shall mean Grupo Cinemex, S.A. de C.V., a corporation organized under the laws of the United Mexican States.

“Grupo Cinemex Plans” shall have the meaning set forth in Section 3.10(i).

“Hazardous Materials” shall mean (a) any petroleum, petroleum products, byproducts or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (b) any chemical, material, waste or other substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

“including” shall mean including without limitation.

“IRS” shall mean the United States Internal Revenue Service or any successor agency, and, to the extent relevant, the United States Department of the Treasury.

“LCT” shall mean Loews Cineplex Theatres, Inc., a Delaware corporation and a Subsidiary of Loews.

“Leased Real Properties” shall have the meaning set forth in Section 3.5(b).

“Legal Requirement” shall mean any federal, state, local, municipal, foreign, international, multinational or other administrative Order, constitution, law, ordinance, principle of common law, regulation, statute or treaty.

“Loews” shall have the meaning set forth in the first paragraph of this Agreement.

“Loews Canada” shall mean Cineplex Odeon Corporation, an Ontario corporation.

“Loews Canada Proceeds” shall mean the amount (in Dollars) received by Loews and its Subsidiaries in respect of the outstanding capital stock of Loews Canada as contemplated by Section 6.1(a).

“Loews Class A Common Stock” shall mean the shares of class A common stock of Loews, par value $0.01 per share.

“Loews Class B Common Stock” shall mean the shares of class B common stock of Loews, par value $0.01 per share.

“Loews Company” shall mean any Subsidiary of Loews, Grupo Cinemex and any Subsidiary of Grupo Cinemex and “Loews Companies” shall mean the Subsidiaries of Loews, Grupo Cinemex, and the Subsidiaries of Grupo Cinemex, collectively.

“Loews Expenses” shall have the meaning set forth in Section 11.2. The Loews Expenses shall be set forth in a certificate of the Chief Executive Officer or Chief Financial Officer of Loews delivered to Parent one Business Day prior to the Closing.

“Loews Foreign Investees” shall mean the Loews Investees identified as such on Schedule 1.

“Loews Germany” shall mean OO International Theatres LLC, a Delaware limited liability company.

“Loews Germany Proceeds” shall mean the amount (in Dollars) received by Loews and its Subsidiaries in respect of the equity interests in Loews Germany as contemplated by Section 6.1(c).

“Loews Indemnified Parties” shall have the meaning set forth in Section 10.1.

“Loews Investee Approval Provisions” means (a) Section 6.4(b) of the Amended and Restated Joint Venture Agreement, dated as of July 25, 2002, among Megabox Cineplex Inc., Loews Cineplex Entertainment Corporation (now known as Loews Cineplex Theatres, Inc.) and Loews Cineplex International Holdings, Inc., (b) Section 7.4(b) of the Joint Venture Agreement, dated as of April 27, 1998, by and among LTM Spanish Holdings, Inc. and Ricardo Evole Martil, as amended on July 7, 2003, (c) Section 9(b) of the Partnership Agreement dated August 18, 1987 between Loews Toms River Cinemas, Inc. and Kaplan Toms River Cinemas, Inc., (d) Section 12.3 of the Partnership Agreement of Magic Johnson Theatres dated as of March 31, 1994, (e) Section 3.3 of the Partnership Agreement, dated as of August 29, 1987, between Crescent Advertising Corporation and Allied Advertising Agency, Inc. and (f) Section 10.4 of the Partnership Agreement of Citywalk Big Screen Theatre Joint Venture, dated July 27, 1999, between Loews Citywalk Theatre Corporation and Universal Studios Development Venture Five.

“Loews Investees” shall mean the entities identified as such on Schedule 1 and their respective Subsidiaries.

“Loews’ Knowledge” shall mean, (x) as to the business and assets of Loews and the Loews Companies other than Grupo Cinemex and the Subsidiaries of Grupo Cinemex, and as to the Loews Investees, the actual knowledge, after reasonable investigation, of the following individuals: Travis Reid, Chief Executive Officer of Loews, John Walker, Chief Financial Officer of Loews, Bryan Berndt, Controller of Loews, Michael Politi, Corporate Counsel of Loews, David Badain, Real Estate Counsel of Loews, Michael Norris, U.S. President of Loews and Juan Monroy, Vice President - International of Loews and (y) as to the business and assets of Grupo Cinemex and its Subsidiaries, the actual knowledge, after reasonable investigation, of Miguel Angel Davila, Chief Executive Officer of Grupo Cinemex. Notwithstanding the foregoing, as to the Loews Foreign Investees: (i) the parties acknowledge that Loews does not have operational or management control of the Loews Foreign Investees; (ii) the information available to Loews is limited to information that it has obtained as a shareholder and by the participation of Loews’ officers on the board of directors of each Loews Foreign Investee; and (iii) the parties agree that “reasonable investigation” does not contemplate or require that Loews or any individual named in clause (x) has made any investigation or inquiry of any Loews Foreign Investee or their respective Representatives other than an inquiry via email by Juan Monroy of Woody Kim and Pablo Nogueroles.

“Loews Plans” shall have the meaning set forth in Section 3.10(a).

“Loews Preferred Stock” shall mean the shares of preferred stock of Loews, par value $0.01 per share.

“Loews Shares” shall mean, collectively, the Loews Class A Common Stock, Loews Class B Common Stock and Loews Preferred Stock.

“Loews Stockholders” shall mean the holders of Loews Shares.

“Loews U.S. Investees” shall mean the Loews Investees identified as such on Schedule 1.

“Loews Warrants” shall mean the warrants to purchase shares of Loews Class A Common Stock issuable to OCM Cinema Holdings, LLC and Onex American Holdings II, LLC pursuant to (a) the First Side Letter, dated as of March 21, 2002, between 1363880 Ontario Inc. and OCM Cinema Holdings, LLC and (b) the Second Side Letter, dated as of March 21, 2002, between 1363880 Ontario Inc. and OCM Cinema Holdings, LLC.

“Loews Warrants Proceeds” shall be the amount (in Dollars), if any, received by Loews upon the exercise of the Loews Warrants.

“Material Adverse Effect” shall mean a material adverse effect on the (a) business, assets, prospects, results of operations or financial condition of Loews and the Loews Companies taken as a whole, or (b) ability of Loews to perform its obligations under this Agreement; provided, however, that none of the following shall be deemed to constitute, and none of the following shall constitute or be taken into account in determining whether there has been, a Material Adverse Effect: (i) any change, event, development or effect arising from (x) changes in general business or economic conditions after the date of this Agreement or (y) any action taken by Parent or its Representatives in connection with the Contemplated Transactions or any breach of this Agreement by Parent or (ii) the consummation of the transactions pursuant to Section 6.1 or the taking of any action pursuant to Section 6.4 (a) or (b) of this Agreement; and provided, further, that a material adverse effect on the prospects of Loews and the Loews Companies shall mean a foreseeable material adverse effect on the earnings of Loews and the Loews Companies, taken as a whole, in comparison to their actual earnings for the 12-month period ending May 31, 2004 (as distinguished from projected or potential earnings).

“Material Contracts” shall have the meaning set forth in Section 3.14(a).

“Multiemployer Plan” shall have the meaning set forth in Section 3.10(a).

“Oaktree” shall have the meaning set forth in Section 6.1(a).

“Onex” shall have the meaning set forth in Section 6.1(a).

“Order” shall mean any award, decision, injunction, judgment, order, ruling, subpoena or verdict entered, issued, made or rendered by any court, administrative agency or other Governmental Body or by any arbitrator.

“Owned Real Properties” shall have the meaning set forth in Section 3.5(a).

“Parent” shall have the meaning set forth in the first paragraph of this Agreement.

“PBGC” shall mean the Pension Benefit Guaranty Corporation or any successor thereto.

“Permitted Encumbrances” shall mean:

(a) zoning and planning restrictions, easements, rights-of-way, restrictions, encroachments, minor defects or irregularities in title and other Encumbrances that, individually and in the aggregate, do not materially impair the use or value of any properties as motion picture theatres or for such other purposes as such properties are currently being used;

(b) Encumbrances arising in the ordinary course of business and securing obligations not yet due and payable or being contested in good faith by appropriate proceedings;

(c) Encumbrances for Taxes not yet due or being contested in good faith;

(d) Encumbrances incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance, employment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, trade contracts, performance and return-of-money bonds and other similar obligations;

(e) the exceptions set forth in the title reports set forth on Schedule 1(e);

(f) statutory liens of landlords, statutory liens of banks and rights of set off, statutory liens of carriers, warehousemen, mechanics and materialmen, and other liens imposed by law, in each case incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith by appropriate proceedings; and

(g) any (i) interest or title of a lessor or sublessor under any lease, (ii) Encumbrance that the interest or title of such lessor or sublessor may be subject to or (iii) subordination of the interest of the lessee or sublessee under such lease to any Encumbrance referred to in clause (ii).

“Person” shall mean an individual, corporation, partnership, limited liability company, joint venture, estate, trust, association, unincorporated organization or other entity or group.

“Proceeding” shall mean any action, suit, investigation or proceeding by or before any Governmental Body.

“Real Properties” shall have the meaning set forth in Section 3.5(b).

“Representative” shall mean, with respect to a particular Person, any director, officer, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.

“Schedule” refers to a section of the Disclosure Schedules.

“Section 3.21(c) Transaction” shall have the meaning set forth in Section 3.21(c).

“Securities Act” shall mean the Securities Act of 1933 or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

“Sellers” shall have the meaning set forth in the first paragraph of this Agreement.

“Subsidiary” shall mean, with respect to any Person (the “Owner”), any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the Owner or one or more of its Subsidiaries. Notwithstanding the foregoing, Loews Canada, Loews Germany, the Loews Investees and their respective Subsidiaries (other than Loews Mauritius Holding Company, Cineplex Odeon (Barbados) Inc. and their respective Subsidiaries, which shall be deemed to be Subsidiaries of Loews immediately prior to the Closing Date) shall not be Subsidiaries of Loews for the purposes of this Agreement but shall be Affiliates of Loews for such purposes.

“Tax” shall mean any tax (including any income, capital gains, value-added, sales, property, gift, estate, excise, employment, severance, stamp, occupation, premium, windfall profits, capital stock, franchise, withholding, social security, unemployment, disability, use, registration, alternative minimum or add-on minimum, estimated or other tax of any kind whatsoever), levy, assessment, tariff, duty (including any customs duty), deficiency or other fee, and any related charge or amount (including any fine, penalty, interest or addition to tax), imposed, assessed or collected by or under the authority of any Governmental Body or payable pursuant to any tax-sharing agreement or any other Contract relating to the sharing or payment of or indemnification for or against payment of any such tax, levy, assessment, tariff, duty, deficiency or fee.

“Tax Return” shall mean any return (including any information return), report, statement, schedule, notice, form or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any applicable Legal Requirement relating to any Tax, including any amendment thereof.

ARTICLE 2.

Sale and Transfer of Loews Shares; Closing

2.1 Loews Shares. Subject to the terms and conditions of this Agreement, at the Closing, each Seller, severally, will sell and transfer the Loews Shares owned by it to Parent or Acquisition, and Parent will purchase or cause Acquisition to purchase, the Loews Shares owned by each Seller from such Seller.

2.2 Purchase Price. The purchase price for each of the Loews Shares will be the Cash Payment Per Share.

2.3 Closing. The purchase and sale (the “Closing”) provided for in this Agreement shall take place at the offices of Kaye Scholer LLP, 425 Park Avenue, New York, New York 10022, at 10:00 a.m. (local time) on the date that is two Business Days following the satisfaction or waiver (subject to applicable Legal Requirements) of the conditions (excluding conditions that, by their nature, cannot be satisfied until the Closing Date but subject to the fulfillment or waiver of those conditions) set forth in Articles 7 and 8, unless this Agreement has been theretofore terminated pursuant to its terms, or at such other time and place as the parties may agree. Subject to the provisions of Article 9, failure to consummate the purchase and sale of the Loews Shares provided for in this Agreement on the date and time and at the place determined pursuant to this Section 2.3 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.

2.4 Closing Obligations. At the Closing:

(a) Each Seller, severally, will deliver to Parent or Acquisition, as the case may be, certificates representing the Loews Shares to be sold by such Seller, duly endorsed (or accompanied by duly executed stock powers) (with, in the case of Sellers who are individuals, signatures guaranteed) for transfer to Parent or Acquisition, as the case may be; and

(b) Parent will deliver or cause Acquisition to deliver to each Seller an amount equal to the product of (i) the number of Loews Shares held by such Seller and (ii) the Cash Payment Per Share, by wire transfer of immediately available funds to the account designated by such Seller at least one Business Day prior to the Closing. If there is a Withheld Amount pursuant to Section 4.1 of the agreement attached as Schedule 6.1(a), then the Cash Payment Per Share payable at the Closing shall be reduced by an amount equal to the quotient of (x) the Withheld Amount divided by (y) the aggregate number of Loews Shares outstanding immediately prior to the Closing Date (the “Reduction Amount Per Share”), and within two Business Days after Loews or LCT receives the Withheld Amount (or any portion thereof), Parent shall deliver or cause Acquisition to deliver to each Seller an amount equal to the Reduction Amount Per Share (or, if a portion of the Withheld Amount has been received, the pro-rata portion of the Reduction Amount Per Share) by wire transfer of immediately available funds to the accounts designated by the respective Sellers prior to Closing (or such other account as a Seller designates by notice to Loews given at least one Business Day prior to the payment of the Reduction Amount Per Share).

(c) In the event any Seller has not delivered to Parent or Acquisition, as the case may be, on or prior to the Closing Date, a certificate of non-U.S. real property holding company status pursuant to Section 1445(b)(3) of the Code, then Parent or Acquisition, as the case may be, shall be entitled to withhold any amounts required to be withheld pursuant to Section 1445 of the Code from the Cash Payment Per Share payable to such Seller if such Seller has not delivered to Parent, on or prior to the Closing Date, an affidavit stating, under penalty of perjury, that an indicated number is the Seller’s United States taxpayer identification number and that such Seller is not a foreign Person, pursuant to Section 1445(b)(2) of the Code.

ARTICLE 3.

Representations and Warranties of Loews

Loews represents and warrants to Parent that, except as set forth in the Disclosure Schedules:

3.1 Organization and Good Standing.

(a) Loews is a corporation duly organized, validly existing and in good standing under the laws of Delaware. Each Loews Company and, to Loews’ Knowledge, each Loews Investee is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdiction in which it is organized, except where the failure to be so organized, existing or in good standing has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Loews is duly qualified or licensed to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes qualification or licensing necessary. Each Loews Company and, to Loews’ Knowledge, each Loews U.S. Investee is duly qualified or licensed to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes qualification or licensing necessary, except for such failures to be so qualified or licensed that have not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Loews has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Each Loews Company and, to Loews’ Knowledge, each Loews U.S. Investee has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 3.1, neither Loews nor any Loews Company holds any equity interest in any Person other than a Loews Company or a Loews Investee.

(b) Schedule 3.1 contains a complete and accurate list of the jurisdictions in which each of Loews and each Loews Company and, to Loews’ Knowledge, each Loews U.S. Investee is authorized to do business and the capitalization (including the identity of each stockholder or other equity holder and the number of shares of capital stock held by each) of each Loews Company and, to Loews’ Knowledge, each Loews Investee (but excluding the Subsidiaries of the Loews Investees).

(c) Loews has made available to Parent copies of the certificate or articles of incorporation and by-laws (or comparable governing documents) of Loews, each Loews Company and, to Loews’ Knowledge, each Loews Investee.

3.2 Authority; No Conflict.

(a) The execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions are within the corporate powers of Loews, each Loews Company and, to Loews’ Knowledge, each Loews Investee party to this Agreement or taking action with respect to the Contemplated Transactions, and have been duly authorized by all necessary action on the part of Loews. This Agreement constitutes the legal, valid and binding obligation of Loews, enforceable against Loews in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles.

(b) The execution and delivery of this Agreement by Loews do not, and the performance by Loews of its obligations hereunder will not, (i) violate any provision of the certificate of incorporation or by-laws of Loews or any equivalent organizational documents of Loews or any Loews Company or, to Loews’ Knowledge, any Loews Investee, or (ii) assuming that all Consents and permits described in Section 3.2(c) or set forth on Schedule 3.2(c) have been obtained and all filings and notifications described in Section 3.2(c) or set forth on Schedule 3.2(c) have been made and any waiting periods thereunder have terminated or expired, (A) violate any Legal Requirement applicable to Loews or any Loews Company or, to Loews’ Knowledge, any Loews U.S. Investee, or by which any property or asset of Loews or any Loews Company or, to Loews’ Knowledge, any Loews U.S. Investee is bound or affected or (B) require any Consent or approval under, result in any breach of, any loss of any benefit under or constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of Loews or any Loews Company or, to Loews’ Knowledge, any Loews U.S. Investee pursuant to, any Material Contract to which Loews or any Loews Company or, to Loews’ Knowledge, any Loews U.S. Investee is a party, Governmental Authorization of Loews or any Loews Company or, to Loews’ Knowledge, any Loews U.S. Investee or other instrument or obligation of Loews or any Loews Company or, to Loews’ Knowledge, any Loews U.S. Investee except, with respect to clauses (A) and (B), for any such violations, breaches, defaults or other occurrences which have not had and would not, individually or in the aggregate, reasonably be expected to (x) have a Material Adverse Effect or (y) prevent or materially delay the performance of this Agreement by Loews.

(c) Except as set forth in Schedule 3.2(c), the execution and delivery of this Agreement by Loews do not, and the performance of this Agreement by Loews will not, require any Consent of, or filing with, or notification to, any Governmental Body or any other Person, except (i) under the HSR Act, other foreign or supranational antitrust and competition laws and (ii) where failure to obtain such Consents, or to make such filings or notifications to a Person other than a Governmental Body, has not had and would not, individually or in the aggregate, reasonably be expected to (x) have a Material Adverse Effect or (y) prevent or materially delay the performance of this Agreement by Loews.

3.3 Capitalization.

The authorized capital stock of Loews consists of 25,000 shares of Loews Preferred Stock, none of which are issued and outstanding, 250,000 shares of Loews Class A Common Stock, of which 48,000.06 are issued and outstanding, and 100,000 shares of Loews Class B Common Stock, of which 70,295.11 are issued and outstanding on the date of this Agreement. Except as set forth on Schedule 3.3, all of the outstanding equity securities and other securities of each Loews Company (other than Loews) are owned of record by Loews or a Loews Company, free and clear of all Encumbrances. All of the outstanding equity securities of Loews and each Loews Company and, to Loews’ Knowledge, each Loews Investee have been duly authorized and validly issued and are fully paid and nonassessable. The ownership interests of Loews and the Loews Companies in the Loews Investees are set forth on Schedule 3.3. Except as set forth on Schedule 3.3, there are no Contracts relating to the issuance, sale or transfer of any equity securities or other securities of Loews or any Loews Company or, to Loews’ Knowledge, any Contract relating to the issuance or sale of any equity securities or other securities of any Loews Investee. None of the outstanding equity securities or other securities of Loews or any Loews Company or, to Loews’ Knowledge, of any Loews Investee was issued in violation of the Securities Act or any other applicable Legal Requirement. Except as set forth on Schedule 3.3, neither Loews nor any Loews Company owns, or has any Contract to acquire, any equity securities or other securities of any Person (other than, in the case of Loews and each Loews Company, a Loews Company) or any direct or indirect equity or ownership interest in any other business.

3.4 Financial Statements.

(a) Schedule 3.4 contains true and accurate copies of (a) the audited combined consolidated financial statements of Loews for the year ended December 31, 2003 and the nine months ended December 31, 2002, together with the notes thereto and the report thereon of PricewaterhouseCoopers LLP, independent accountants; (b) the audited consolidated financial statements of LCT, the predecessor of Loews, for (x) the year ended February 28, 2002, and (y) the one-month period ended March 31, 2002, together with notes thereto and the reports thereon of PricewaterhouseCoopers LLP, independent accountants; and (c) the unaudited condensed combined consolidated financial statements of Loews for the three months ended March 31, 2003 and March 31, 2004 (collectively, the “Financial Statements”). The Financial Statements fairly present, in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the related notes and schedules thereto), the consolidated financial position of Loews and the Loews Companies as of the respective dates thereof and the consolidated results of operations and cash flows of Loews and the Loews Companies for the respective periods then ended (subject, in the case of the financial statements referred to in clause (c), to normal year-end adjustments).

(b) Loews and the Loews Companies maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in the U.S. (or Mexico, in the case of Grupo Cinemex and its Subsidiaries) and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization (or in the case of Grupo Cinemex and its Subsidiaries, pursuant to powers-of-attorney, general or specific, granted to officers in accordance with Mexican law and practice), and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences (such comparison, in the case of Grupo Cinemex and its Subsidiaries, being conducted only in connection with audits, in accordance with practice in Mexico). Except as set forth on Schedule 3.4(b), since the Emergence Date, there have been no significant changes in the internal controls of Loews and the Loews Companies which would be required to be disclosed if Loews had first become subject to the certification requirements of Regulation S-K under Title 17 of the Code of Federal Regulations on the date of this Agreement.

(c) Since the Emergence Date (or, in the case of Grupo Cinemex and its Subsidiaries, since June 30, 2002), to Loews’ Knowledge, (i) none of Loews or the Loews Companies has received or otherwise had or obtained knowledge, nor, to the knowledge of Travis Reid, John Walker, Bryan Berndt, Miguel Angel Davila (within his authority and sphere of competence) or Michael Politi, without any inquiry, has any director, officer or employee of Loews or the Loews Companies received or otherwise had or obtained knowledge (and made such knowledge known to an executive officer or director of Loews) of any written or material unwritten complaint, allegation, assertion or claim of any type that any of Loews, the Loews Companies or the Loews U.S. Investees has, since the Emergence Date, engaged in improper or illegal accounting or auditing practices, pursuant to the laws and auditing standards of the jurisdiction where each such entity is incorporated and (ii) no attorney representing Loews or the Loews Companies, whether or not employed by Loews or the Loews Companies, as the case may be, has reported evidence of a material violation of tax laws or breach of fiduciary duty by Loews or the Loews Companies or any of their respective officers, directors or employees (in their capacity as such) to the Loews board of directors or any committee thereof or to any director or executive officer of Loews. Since the Emergence Date (or, in the case of Grupo Cinemex and its Subsidiaries, since June 30, 2002), there have been no internal investigations regarding accounting discussed with, reviewed by or initiated at the direction of Travis Reid, John Walker, Bryan Berndt, Miguel Angel Davila or Michael Politi or the board of directors of Loews or any Loews Company or any committee thereof.

(d) Except as set forth in Schedule 3.4(d), there are, to Loews’ Knowledge, no matters that would be required to be reported pursuant to (i) Rule 13a-14 or Rule 15d-14 under the Securities Exchange Act of 1934, as amended, or Items 307 or 308 of Regulation S-K (under Title 17 of the Code of Federal Regulations) if Loews had first become subject to the certification and disclosure requirements thereof on the date of this Agreement.

3.5 Title to Properties; Encumbrances.

(a) Schedule 3.5(a) contains a complete and accurate list, by address, of all real property owned by Loews and the Loews Companies and the Loews U.S. Investees (the “Owned Real Properties”). Except as set forth on Schedule 3.5(a) and except for (i) such exceptions which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect and (ii) Permitted Encumbrances, (x) Loews and the Loews Companies and, to Loews’ Knowledge, each Loews U.S. Investee have good and marketable title to the Owned Real Properties, (y) the Owned Real Properties are free and clear of all mortgages, Encumbrances, leases, tenancies, security interests, options to purchase or lease or rights of first refusal and (z) the Owned Real Properties are free and clear of all covenants, conditions, restrictions, rights-of-way, easements, servitudes, judgments or other imperfections of title.

(b) Schedule 3.5(b) contains a complete and accurate list, by address, of lease agreements for all material real property leased by Loews and the Loews Companies and the Loews U.S. Investees (the “Leased Real Properties” and, together with the Owned Real Properties, the “Real Properties”). With respect to the Leased Real Properties, except for such exceptions which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect: (i) each lease is valid and binding upon Loews or a Loews Company or a Loews U.S. Investee and in full force and effect and grants the lessee under the lease the exclusive right to use and occupy the premises demised under such lease (subject to the terms and conditions thereof); (ii) except as set forth on Schedule 3.5(b), there is no, and since the Emergence Date, neither Loews nor any Loews Company nor, to Loews’ Knowledge, any Loews U.S. Investee has received any notice of any, material default (or condition or event which, after notice or lapse of time or both, would constitute a material default) thereunder which has not been cured and (iii) neither Loews nor any of the Loews Companies nor, to Loews’ Knowledge, any Loews U.S. Investee has subleased or transferred all or any part of its interest in the lease.

3.6 Condition and Sufficiency of Assets. Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) Loews or one of the Loews Companies has good and marketable title or leasehold title or a valid license to, or right to use, all of the tangible and material intangible property used, or held for use, in connection with the respective businesses of Loews and the Loews Companies and the Loews U.S. Investees and the theatres operated on the Real Properties, free and clear of all Encumbrances other than Permitted Encumbrances, (b) except as set forth on Schedule 3.6, each theatre located on the Real Properties, together with the related items of personal property located therein, constitutes a fully-operable motion picture theatre which is open for business, (c) each theatre located on the Real Properties and each of the items of personal property used or held for use in, or in connection with, each such theatre, including without limitation, seating, projection equipment and screens, are in good operating condition, subject to normal wear and tear, are fit for the use for which they are intended and to which they are presently devoted and (d) except in connection with the alteration or refurbishment of theatres and except in the ordinary course of business, since December 31, 2003, neither Loews nor any of the Loews Companies nor any Loews U.S. Investee has sold, removed or transferred any equipment or property from any theatre located on the Real Properties.

3.7 No Undisclosed Liabilities. Except as set forth on Schedule 3.7, neither Loews nor any Loews Company nor, to Loews’ Knowledge, any Loews Investee has any liabilities or obligations of any type except for liabilities (a) disclosed or provided for in the Financial Statements for the year ended December 31, 2003, (b) incurred since December 31, 2003 in the ordinary course of business or prior to December 31, 2003 which, in each case, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect or (c) incurred pursuant to Section 6.1, disclosed in the Disclosure Schedules under this Article 3 or which are of a nature that would be required to be disclosed in any other Schedule under this Article 3 except that they do not meet the applicable threshold for disclosure set forth in this Agreement.

3.8 Taxes.

(a) Since May 1998, Loews and the Loews Companies have filed or caused to be filed on a timely basis all material Tax Returns that are or were required to be filed by or with respect to any of them, either separately or as a member of a group of corporations, pursuant to applicable Legal Requirements. Loews has made available to Parent copies of, and Schedule 3.8 contains a complete and accurate list of, all such Tax Returns filed since the Emergence Date. Loews and the Loews Companies have paid, or made provision for the payment of, all Taxes due and owing (whether or not shown as due on those Tax Returns) or pursuant to any assessment received by Loews or any Loews Company since May 1998, except such Taxes, if any, as are listed in Schedule 3.8 and are being contested in good faith and as to which adequate reserves (determined in accordance with GAAP) have been provided for in the Financial Statements.

(b) Except as set forth pursuant to Section 3.8(g), the Tax Returns of Loews and each Loews Company subject to such Taxes have been audited by the IRS or relevant tax authorities or are closed by the applicable statute of limitations for all taxable years through October 1998 (1999 in the case of Grupo Cinemex). Schedule 3.8 contains a complete and accurate list of all audits of all such Tax Returns, including a reasonably detailed description of the nature and outcome of each audit. All deficiencies proposed as a result of such audits have been paid, reserved against, settled or are being contested in good faith by appropriate proceedings. Schedule 3.8 describes all material adjustments to the Tax Returns filed by Loews or any Loews Company for all taxable years since May 1998, and the resulting deficiencies proposed by the relevant Governmental Body. Except as described in Schedule 3.8, since May 1998, neither Loews nor any Loews Company has given or been requested to give waivers or extensions (or is or would be subject to a waiver or extension given by any other Person) of any statute of limitations which remain in effect relating to the payment of Taxes of Loews or any Loews Company or for which Loews or any Loews Company may be liable.

(c) There exists no proposed tax assessment against Loews or any Loews Company except as disclosed in the Financial Statements and in Schedule 3.8 or as has

not had and would not reasonably be expected to have a Material Adverse Effect. No consent to the application of Section 341(f)(2) of the Code has been filed with respect to any property or assets held, acquired or to be acquired by Loews or any Loews Company. All material Taxes that Loews or any Loews Company is or was required by applicable Legal Requirements to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Body or other Person.

(d) All Tax Returns filed by Loews or any Loews Company are substantially true, correct and complete in all material respects. Except as set forth on Schedule 3.8, there is no tax sharing agreement that will require any payment by Loews or any Loews Company after the date of this Agreement.

(e) Neither Loews nor any Loews Company nor, to Loews’ Knowledge, any Loews U.S. Investee is liable for the Taxes of any Person under Treasury Regulation 1.1502-6 (or any similar provisions of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(f) The unpaid Taxes of Loews and the Loews Companies (i) did not as of December 31, 2003 exceed the reserve for Taxes (other than deferred Taxes established to reflect book-tax timing differences) set forth on the Financial Statements and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Loews and the Loews Companies in filing Tax Returns.

(g) Attached to Schedule 3.8 is confirmation from Sony Corporation that no tax periods remain open and unaudited to which the Tax Sharing Agreement with Sony Corporation applies.

(h) To Loews’ Knowledge, none of the Loews Investees has any material liability in respect of Taxes in excess of the reserve therefor maintained in the ordinary course on its books and records by such Loews Investee.

3.9 No Material Adverse Change. Since December 31, 2003, there has not been any event, circumstance or state of affairs which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.10 Employee Benefits. For purposes of Sections 3.10(a) through (h), none of Grupo Cinemex and its Subsidiaries shall be considered a “Loews Company.” Except as disclosed in Schedule 3.10 or where the failure of a representation in clauses (c) through (h) has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a) Neither Loews nor any Loews Company maintains or contributes to or has any obligation with respect to, and none of the employees of any Loews Company is covered by, any bonus, deferred compensation, severance pay, pension, profit-sharing, retirement, insurance, stock purchase, stock option or other fringe benefit plan, arrangement or practice or any other “employee benefit plan,” as defined in Section 3(3)

of ERISA (collectively, but specifically excluding the Multiemployer Plans, the “Loews Plans”). Except as set forth on Schedule 3.10(a), none of the Loews Plans is a “multiemployer plan,” as defined in Section 3(37) of ERISA (a “Multiemployer Plan”) or a funded welfare benefit plan, as defined in Section 419 of the Code.

(b) With respect to each Loews Plan, Loews has heretofore delivered or caused to be delivered or made available to Parent true, correct and complete copies of (i) all documents which comprise the most current version of each such Loews Plan and (ii) with respect to each Loews Plan that is an “employee benefit plan,” as defined in Section 3(3) of ERISA, (A) the most recent Annual Report (Form 5500 Series) and accompanying schedule for each of the Loews Plans for which such a report is required, (B) the most current summary plan description (and any summary of material modifications), (C) the most recent certified financial statement for each of the Loews Plans for which such a statement is required or was prepared, (D) the Form PBGC-1 filed in the most recent plan year for each of the Loews Plans for which such form was required to be filed and (E) for each Loews Plan intended to be “qualified” within the meaning of Section 401(a) of the Code, the most recent IRS determination letter issued with respect to such Loews Plan. Each of the Loews Plans can be amended, modified or terminated within a period of 30 days without payment of any additional compensation or amount or the additional vesting or acceleration of any such benefits, except to the extent that such vesting is required under the Code upon the complete or partial termination of any Loews Plan intended to be qualified within the meaning of Section 401(a) of the Code.

(c) Since May 1998, each of Loews and each Loews Company has performed and complied in all material respects with all of their obligations under and with respect to the Loews Plans and each of the Loews Plans has, at all times, in form, operation and administration complied in all material respects with its terms, and, where applicable, the requirements of the Code, ERISA and all other applicable Legal Requirements. Each Loews Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code has been determined by the IRS to be so qualified and, to Loews’ Knowledge, since May 1998, nothing has occurred which reasonably could be expected to adversely affect such qualified status.

(d) There are no unpaid contributions due prior to the date hereof with respect to any Loews Plan that are required to have been made under the terms of the Loews Plan or any applicable Legal Requirement. With respect to each Loews Plan subject to Section 412 of the Code, since the Emergence Date, there has occurred no failure to meet the minimum funding standards of Section 412 of the Code (whether or not waived in accordance with Section 412(d) of the Code) or failure to make by its due date a required installment under Section 412(m) of the Code.

(e) Except as set forth on Schedule 3.10(e), neither Loews nor any Loews Company has any obligation to provide health benefits or other non-pension benefits to retired or other former employees, except as specifically required by Section 4980B of the Code or Part 6 of Title I of ERISA, and each of Loews and each Loews Company has complied with the requirements of Code Section 4980B and such Part 6 in all material respects.

(f) Except as set forth on Schedule 3.10(f), since May 1998, neither Loews nor any Loews Company nor, to Loews’ Knowledge, any other “disqualified person” or “party in interest,” as defined in Section 4975 of the Code and Section 3(14) of ERISA, respectively, has engaged in any “prohibited transaction,” as defined in Section 4975 of the Code or Section 406 of ERISA, with respect to any Loews Plan, nor, to Loews’ Knowledge, have there been any fiduciary violations under ERISA which could subject Loews or any Loews Company (or any officer, director or employee thereof) to any material penalty or Tax under Section 502(i) of ERISA or Sections 4971 and 4975 of the Code.

(g) With respect to any Loews Plan: (i) no filing, application or other matter is pending with the IRS, the PBGC, the United States Department of Labor or any other Governmental Body, (ii) there is no action, suit or claim pending, other than routine claims for benefits, and (iii) there are no outstanding liabilities for Taxes, penalties or fees.

(h) Since the Emergence Date, neither Loews nor any Loews Company has incurred any liability or taken any action, and, to Loews’ Knowledge, there is no action or event that could cause any one of them to incur any liability other than PBGC premiums or funding contributions (i) under Section 412 of the Code or Title IV of ERISA with respect to any “single-employer plan” (as defined in Section 4001(a)(15) of ERISA), or (ii) on account of any unpaid contributions to, or a partial or complete withdrawal (as defined in Sections 4203 and 4205 of ERISA, respectively) from, any Multiemployer Plan.

(i) To Loews’ Knowledge, except as provided by applicable law or as set forth in Schedule 3.10(i), neither Grupo Cinemex nor any of its Subsidiaries is a party to or bound by (i) any Contracts with any of the members of the board of directors of Grupo Cinemex or any Subsidiary of Grupo Cinemex; or (ii) any bonus, deferred compensation, severance pay, profit sharing, pension, retirement, stock purchase, stock option, insurance (including life, retirement, medical, dental or other insurance), fringe benefit or any other material employee benefit plan, relating to Grupo Cinemex or any Subsidiary of Grupo Cinemex, except for the payment of bonuses, deferred compensation, severance amounts or fringe benefits to individual employees in the ordinary course of business that are determined or made on an individual basis and are not generally available to (and which do not create any obligation to) other employees or groups of employees of Grupo Cinemex or any Subsidiary of Grupo Cinemex (collectively, the “Grupo Cinemex Plans”). With respect to each Grupo Cinemex Plan, true, correct and complete copies of each material document related to such Grupo Cinemex Plan have been made available to Parent.

(j) To Loews’ Knowledge, Grupo Cinemex and each Subsidiary of Grupo Cinemex has performed and complied in all material respects with all of its obligations under and with respect to the Grupo Cinemex Plans, subject to such exceptions as have not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and each of the Grupo Cinemex Plans has, at all times, in form, operation and administration complied in all material respects with its terms and all other applicable Legal Requirements.

3.11 Compliance with Legal Requirements; Governmental Authorizations. Except with respect to theatres that are not yet open to the public for business and except as set forth on Schedule 3.11, each of Loews, each Loews Company and, to Loews’ Knowledge, each Loews U.S. Investee is in possession of all Governmental Authorizations necessary to be held by it for it to own, lease and/or operate the Real Properties and to carry on its respective business thereon as it is being conducted as of the date hereof, and all such Governmental Authorizations are valid, and in full force and effect, except where the failure to have, or the suspension or cancellation of, or failure to be valid or in full force and effect of, any of the Governmental Authorizations has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Since the Emergence Date, neither Loews nor any Loews Company nor, to Loews’ Knowledge, any Loews U.S. Investee has received any written notice or other communication from any Governmental Body regarding any (a) actual or alleged violation of or failure to comply with any term or requirement of any such Governmental Authorization, or (b) actual or proposed revocation, withdrawal, suspension, cancellation, termination of or modification to any such Governmental Authorization, except, with respect to clauses (a) and (b), for any such violation, failure to comply, revocation, withdrawal, suspension, cancellation, termination or modification that has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Since May 1998, Loews and each Loews Company and, to Loews’ Knowledge, each Loews U.S. Investee has conducted its business in compliance with all applicable Legal Requirements, except for those failures to comply which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To Loews’ Knowledge, since the Emergence Date each Loews Foreign Investee has conducted its business in compliance with all applicable Legal Requirements, except for those failures to comply which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.12 Legal Proceedings; Orders. Except as set forth on Schedule 3.12, there is no Proceeding pending or, to Loews’ Knowledge, threatened, against Loews or any Loews Company or, to Loews’ Knowledge pending or threatened against any Loews U.S. Investee, or any of their respective properties before any court or arbitrator or any Governmental Body except Proceedings that, individually or in the aggregate, (i) have not had and would not reasonably be expected to have a Material Adverse Effect and (ii) would not reasonably be expected to prevent or materially delay the performance of this Agreement by Loews. Schedule 3.12 lists any Proceeding pending at the date of this Agreement, against Loews or any Loews Company or, to Loews’ Knowledge, any Loews U.S. Investee, that seeks in the pleadings specified damages in excess of $500,000, but excluding personal injury claims covered by insurance (subject to applicable deductibles). To Loews’ Knowledge, there is no Proceeding pending or threatened against either Loews Foreign Investee that has had or would reasonably be expected to have a Material Adverse Effect.

3.13 Absence of Certain Changes and Events. Except as set forth in Schedule 3.13, from December 31, 2003 through the date of this Agreement, Loews and the Loews Companies and the Loews U.S. Investees and, to Loews’ Knowledge, the Loews Foreign Investees have conducted their businesses only in the ordinary course of business. Except as set forth in Schedule 3.13, from December 31, 2003 through the date of this Agreement, there has not been:

I. In the case of Loews or any Loews Company, any:

(a) change in Loews’ or any Loews Company’s authorized or issued capital stock; grant of any stock option or right to purchase shares of capital stock of Loews or any Loews Company; issuance of any security convertible into such capital stock (other than the Loews Warrants); grant of any registration rights; purchase, redemption, retirement or other acquisition by Loews or any Loews Company of any shares of any such capital stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of capital stock;

(b) amendment to the certificate of incorporation, by-laws or comparable governing documents of Loews or any Loews Company;

(c) payment or increase by Loews or any Loews Company of any bonuses, salaries or other compensation or loan or advance to any stockholder or director or (except in the ordinary course of business) officer or employee of Loews or any Loews Company or entry into any employment, severance or similar Contract with any director, officer or employee of Loews or any Loews Company;

(d) adoption of, or increase in the payments to or benefits under, any of the Loews Plans or other benefit plans;

(e) damage to or destruction or loss of any asset or property of Loews or any Loews Company, whether or not covered by insurance, materially and adversely affecting the properties, assets, business or financial condition of Loews and the Loews Companies, taken as a whole;

(f) entry into, termination of, or receipt of notice of termination of (i) any license, distributorship, dealer, sales representative, joint venture or similar agreement, or (ii) any Contract or transaction involving a total remaining commitment or estimated benefit by or to Loews or any Loews Company of at least $1,000,000;

(g) sale (other than sales of inventory in the ordinary course of business and sales or other dispositions of equipment in the ordinary course of business deemed surplus, obsolete or no longer necessary to the business of Loews or any Loews Company), lease or other disposition of any material asset or property of Loews or any Loews Company or mortgage, pledge or imposition of any Encumbrance on any material asset or property of Loews or any Loews Company, including the sale, lease or other disposition of any intellectual property;

(h) material change in the accounting methods used by Loews or any Loews Company;

(i) liability incurred in respect of any guarantee or incurred or assumed in respect of any indebtedness other than borrowings in the ordinary course pursuant to the Credit Facilities;

(j) loan, advance or capital contribution to or investment in any Person (other than a Loews Company or a Loews Investee), other than in the ordinary course of business consistent with past practice;

(k) merger or consolidation with, or acquisition of any assets or property from, any other Person (other than (i) mergers or consolidations with, or acquisitions from, Loews or a Loews Company, (ii) acquisitions of assets consistent with Loews’ five-year plan or annual budget and (iii) acquisitions of film exhibition rights, inventory, equipment and supplies in the ordinary course of business);

(l) settled or compromised any action, suit, litigation or other proceeding, whether administrative, civil or criminal, in law or in equity for (x) in excess of $250,000 or (y) in excess of $1,000,000 in the aggregate, in either case in excess of insurance recoveries;

(m) repayment or repurchase of any debt, except for (i) payments under the Credit Facilities, (ii) payments in the ordinary course consistent with past practices, (iii) scheduled payments of principal and interest in the amounts and at the times set forth on Schedule 3.13 and (iv) payments between and among wholly-owned Loews Companies;

(n) capital expenditure authorized or committed except for capital expenditures consistent with Loews’ five-year plan or annual budget;

(o) paid, discharged, satisfied or waived claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except for (i) the payment, discharge or satisfaction of liabilities or obligations in the ordinary course of business in accordance with their terms or (ii) settlements or compromises of any litigation; or

(p) any agreement, whether oral or written, by Loews or any Loews Company, to do any of the foregoing;

II. In the case of any Loews U.S. Investee, to Loews’ Knowledge, any material analogous event or action; or

III. In the case of any Loews Investee, any

(i) direct or indirect loan, advance or capital contribution to or investment in such Loews Investee (other than a loan or advance to a Loews U.S. Investee by a Loews Company in its capacity as a partner or manager under a partnership or management agreement with such Loews U.S. Investee);

(ii) consent by Loews or any Loews Company or representative thereof to approve any incurrence of indebtedness for borrowed money (other than refundings, replacements, refinancings or draws under existing credit arrangements) in excess of $1,000,000 or any action outside the ordinary course, including, without limitation, any consent under the Loews Investee Approval Provisions;

(iii) to Loews’ Knowledge, any purchase, redemption, retirement or other acquisition of debt or equity, or declaration or payment of any dividend or other distribution or payment in respect of debt or equity, held by Loews or any other equity investor therein or affiliate thereof; or

(iv) to Loews’ Knowledge, any agreement, whether oral or written, by any Loews Investee to do any of the foregoing.

3.14 Contracts; No Defaults.

(a) Schedule 3.14(a) sets forth a list as of the date of this Agreement of each of the following Contracts to which Loews or any Loews Company or, to Loews’ Knowledge, any Loews U.S. Investee is a party (collectively, the “Material Contracts”):

(i) any partnership, joint venture or other similar agreement or arrangement;

(ii) any agreement evidencing or governing indebtedness for borrowed money;

(iii) any agreement that limits the freedom of Loews or any Loews Company or Loews U.S. Investee to compete in any line of business, geographic area or with any Person, other than leases containing limitations regarding the ownership or construction of theatres within a specified geographic area;

(iv) any employment, deferred compensation, severance, bonus, retirement or other similar agreement entered into by Loews, any Loews Company or any Loews U.S. Investee, on the one hand, and any director or officer of Loews or any other employee of Loews or any Loews Company or Loews U.S. Investee receiving annual compensation of $150,000 or more, on the other hand;

(v) any Contract contemplating remaining payments or benefits by or to Loews, any Loews Company or any Loews U.S. Investee of more than $1,000,000 in any consecutive 12-month period;

(vi) any lease of any of the Leased Real Properties;

(vii) any agreement with a Governmental Authority pursuant to which Loews or a Loews Company or a Loews U.S. Investee is obligated to provide services for consideration of more than $500,000 in any consecutive 12-month period;

(viii) any agreement relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

(ix) any Contract which, in the reasonable judgment of the Chief Executive Officer of Loews, is otherwise material to the business of Loews and the Loews Companies taken as a whole; and

(x) each amendment, supplement or modification in respect of any of the foregoing Contracts.

(b) Each of the Material Contracts (other than those that expire by their terms after the date of this Agreement and on or before the Closing Date) is in full force and effect and constitutes a legal, valid and binding agreement of Loews or a Loews Company or Loews U.S. Investee (as applicable) enforceable against Loews or a Loews Company or Loews U.S. Investee (as applicable) and, to Loews’ Knowledge, the other parties thereto, in accordance with its terms.

(c) Except as set forth in Schedule 3.5(b), neither Loews nor any Loews Company nor, to Loews’ Knowledge, any Loews U.S. Investee or any other party to any Material Contract is in material breach or default under any Material Contract, and no event has occurred that, with the giving of notice or the lapse of time or both, would constitute a breach or default under any Material Contract that would permit the other party to terminate such Material Contract.

3.15 Insurance. Schedule 3.15 contains a complete list of all of Loews’ and the Loews Companies’ policies of insurance in effect as of the date hereof. All of such policies are in full force and effect and, to Loews’ Knowledge, there is no material default (beyond any applicable grace or cure period) with respect to any provision contained in any such policy, nor has there been any material failure to give any notice or present any claim under any liability policy in a timely fashion or in the manner or detail required by such liability policy. Loews has made available to Parent copies of all such policies.

3.16 Environmental Matters. Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and except as set forth on Schedule 3.16, to Loews’ Knowledge:

(a) Loews, the Loews Companies and the Loews U.S. Investees (i) are in compliance with all, and are not subject to any liability, in each case with respect to any, applicable Environmental Laws, (ii) hold or have applied for all Environmental Permits necessary to conduct their current operations and (iii) are in compliance with their respective Environmental Permits.

(b) Since the Emergence Date, neither Loews, any Loews Company nor any Loews U.S. Investee has received any written notice, demand, letter, claim or request for information alleging that Loews, any Loews Company or any Loews U.S. Investee may be in violation of, or liable under, any applicable Environmental Law.

(c) Since the Emergence Date, neither Loews, any Loews Company nor any Loews U.S. Investee (i) has entered into or agreed to any consent decree or order, or is subject to any judgment, decree or judicial order relating to compliance with applicable Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and no Proceeding is pending or threatened in writing with respect thereto or (ii) is an indemnitor in connection with any claim threatened or asserted in writing by any third-party indemnitee for any liability under any applicable Environmental Law or relating to any Hazardous Materials.

(d) There are no actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, emission, discharge, presence or disposal of any Hazardous Material that would reasonably be expected to form the basis of any Environmental Claim against Loews or any Loews Company or any Loews Investee.

(e) Neither Loews Foreign Investee has any liability in respect of any applicable Environmental Law or Environmental Claim that, individually or in the aggregate, currently has or would reasonably be expected to have a Material Adverse Effect.

This Section 3.16 is the sole and exclusive representation and warranty of Loews with respect to Environmental Laws, Environmental Claims, Hazardous Materials and any liability, obligation or Proceeding relating to the foregoing. No representation and warranty of Loews other than this Section 3.16 shall extend to any matter referred to in the immediately preceding sentence.

3.17 Employees. Except as disclosed in Schedule 3.17, there is no employment agreement, employee benefit or incentive compensation plan or program, severance policy or program or any other plan or program to which Loews or any Loews Company or, to Loews’ Knowledge, any Loews U.S. Investee is a party (a) that is or could, pursuant to its terms, be triggered or accelerated by reason of or in connection with the execution of this Agreement or the Contemplated Transactions, (b) that could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning set forth in Section 280G of the Code as a result of the consummation of the Contemplated Transactions or (c) contains “change in control” provisions pursuant to which the payment, vesting or funding of compensation or benefits is triggered or accelerated by reason of or in connection with the execution of or consummation of the Contemplated Transactions.

3.18 Labor Relations; Compliance. Except as set forth in Schedule 3.18, since the Emergence Date, neither Loews nor any Loews Company nor, to Loews’ Knowledge, any Loews U.S. Investee has been or is a party to any collective bargaining or other labor Contract. Since the Emergence Date, there has not been, there is not presently pending and, to Loews’ Knowledge, there is not threatened, (a) any strike, slowdown, picketing, work stoppage or employee grievance process, (b) any Proceeding against Loews or any Loews Company nor, to Loews’ Knowledge, any Loews U.S. Investee relating to the alleged violation of any Legal Requirement pertaining to labor relations or employment matters, or (c) any application for certification of a collective bargaining agent. Except as set forth in Schedule 3.18, there is no lockout of any employees by Loews or any Loews Company nor, to Loews’ Knowledge, any Loews Investee. Each of Loews and each Loews

Company and, to Loews’ Knowledge, each Loews U.S. Investee has complied in all material respects with all Legal Requirements relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining, the payment of social security and similar taxes, occupational safety and health and plant closing. To Loews’ Knowledge, there is no pending or overtly threatened strike or work stoppage at either Loews Foreign Investee.

3.19 Intellectual Property. Except as set forth in Schedule 3.19, each of Loews and each Loews Company and, to Loews’ Knowledge, each Loews U.S. Investee owns or possesses rights to use all franchises, licenses, copyrights, copyright applications, patents, patent rights or licenses, patent applications, trademarks, trademark rights, trade names, trade name rights, domain names, data, privacy rights, copyrights and rights with respect to the foregoing which are required to conduct its business as currently conducted, except where the failure to own or possess rights to use any of the foregoing has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth in Schedule 3.19, to Loews’ Knowledge, no event has occurred which permits, or after notice or lapse of time or both would permit, the revocation or termination of any such rights, and to Loews’ Knowledge, neither Loews nor any Loews Company nor any Loews U.S. Investee is liable to any Person for infringement, misappropriation or other conflict under applicable Legal Requirements with respect to any such rights as a result of its business operations or otherwise. To Loews’ Knowledge at the date of this Agreement, except as set forth in Schedule 3.19, (a) no Person has infringed upon or misappropriated any material intellectual property of Loews and (b) Loews has not received any written notice that Loews, any Loews Company or any Loews U.S. Investee is infringing the intellectual property of any third Person.

3.20 Certain Payments. Neither Loews nor any Loews Company nor, to Loews’ Knowledge, any Loews U.S. Investee or any of their respective directors, officers, agents, employees or any other Persons acting on their behalf has, since the Emergence Date, in connection with the operation of Loews’ business: (a) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials or established or maintained any unlawful or unrecorded funds in violation of Section 104 of the Foreign Corrupt Practices Act of 1977, as amended, or any other applicable foreign, federal or state law; or (b) accepted or received any unlawful contributions, payments, expenditures or gifts. To Loews’ Knowledge, neither Loews Foreign Investee has, in connection with the operation of its business, made any contributions or gifts to government officials in violation of applicable law.

3.21 Relationships with Related Persons.

(a) Except as set forth in Schedule 3.21(a), no Loews Stockholder has or, since the Emergence Date, has had, any interest in any material property (whether real, personal or mixed and whether tangible or intangible), used in Loews’ or the Loews Companies’ businesses or, to Loews’ Knowledge, the businesses of any Loews U.S. Investee.

(b) Except as set forth in Schedule 3.21(b), to Loews’ Knowledge, no Loews Stockholder directly or indirectly (i) has, or since the Emergence Date (or June 30, 2002, in the case of Grupo Cinemex) has had, business dealings or a material financial interest in any transaction with Loews or any Loews Company other than business dealings or transactions conducted in the ordinary course of business with Loews and the Loews Companies at substantially prevailing market prices and on substantially prevailing market terms or (ii) is, or since the Emergence Date has been, party to any material agreement with, or has any right (contingent or otherwise) to any material payment from, Loews or any Loews Company or any Loews Investee.

(c) As of the date of this Agreement, except (i) as set forth in Schedule 3.21(a) or Schedule 3.21(b) or Schedule 3.21(c), (ii) transactions between or among Loews, the Loews Companies and the Loews U.S. Investees, (iii) transactions listed in Note 23 to the December 31, 2003 Financial Statements or Note 6 to the March 31, 2004 Financial Statements, (iv) agreements with, or benefits of, any director or officer of Loews or a Loews Company which is identified on another Schedule to this Agreement, or payment of compensation to such officers in the ordinary course of business, or (v) Contracts or transactions that terminated without further liability or obligation of Loews or a Loews Company or Loews U.S. Investee on or before December 31, 2003, since the Emergence Date (or June 30, 2002, in the case of Grupo Cinemex) (x) none of Loews or any Loews Company or any Loews U.S. Investee has entered into, or is a party to, a Contract with a Related Person or (y) has engaged or is engaged in any business dealing or transaction with a Related Person (other than a Related Person’s attendance at a theatre and ticket and concession purchases as a patron) (each a “Section 3.21(c) Transaction”). Except for transactions between or among Loews and the Loews Companies and payments pursuant to the matters set forth in Schedules 3.21(b) or 3.21(c), neither Loews nor any Loews Company nor any Loews U.S. Investee shall have entered into any Section 3.21(c) Transaction between the date of this Agreement and the Closing. As used in this Section 3.21(c), Section 6.3(m) and Section 11.2, a Person is a “Related Person” with respect to a Contract or business dealing or transaction (a “transaction”) only if, at the time the transaction was entered into (or, if later, on the date of this Agreement), any of the individuals named in the definition of “Loews’ Knowledge” or Anthony Munk, Timothy A.R. Duncanson or Kenneth Liang actually knew that (A) any Loews Stockholder, (B) any Affiliate of Loews or any Loews Stockholder or (C) any director, officer, shareholder, partner or member of Loews, any Loews Company, any Loews Affiliate, any Loews Stockholder or any Affiliate of a Loews Stockholder had any interest in such transaction.

(d) Except as set forth in Schedules 3.21(b) and 3.21(c) and except for Loews Expenses, since December 31, 2003 none of Loews, any Loews Company or any Loews U.S. Investee has paid, or entered into or been a party to any Contract requiring it to pay, (i) amounts for consulting, management or similar services or reimbursement of fees, expenses or other amounts in connection with such services or otherwise (as to reimbursement only) (other than contracts, payments or reimbursements (x) between or among Loews, the Loews Companies and the Loews U.S. Investees or (y) with or to directors, officers and employees of Loews or a Loews Company in their capacities as such in the ordinary course of business), to (x) any Loews Stockholder or any Affiliate of a Loews Stockholder or (y) any director, officer, shareholder, partner or member of Loews, any Loews Company, any Loews Affiliate, any Loews Stockholder or any Affiliate of a Loews Stockholder or (ii) except as set forth in Schedule 3.21(d), any amount to or for the benefit of any Loews Stockholder (excluding any benefit inuring to Loews Stockholders by reason of a benefit to Loews or a Loews Company).

(e) To Loews’ Knowledge, no Loews Investee is a party to an agreement or transaction with an affiliate of the entity that was entered into in violation of the Loews Foreign Investee’s governing organizational documents.

3.22 Brokers or Finders. Except for Credit Suisse First Boston LLC and Citigroup Global Markets Inc., there is no investment banker, broker, finder, financial advisor or other intermediary which has been retained by or is authorized to act on behalf of Loews or any of the Loews Companies who might be entitled to any fee from Loews, any Loews Company or any Loews U.S. Investee in connection with the Contemplated Transactions.

3.23 Disclosure. The representations and warranties contained in this Article 3 (including the Schedules hereto), taken as a whole, do not contain and will not contain any untrue statement of fact or omit to state any material fact necessary in order to make the statements and information contained herein not misleading in light of the circumstances under which they were made.

ARTICLE 4.

Representations and Warranties of Sellers

Each Seller severally represents and warrants to Parent with respect to itself only, that:

4.1 Authority.

(a) If such Seller is an entity, (i) Seller is validly existing and in good standing under the laws of the jurisdiction of formation and (ii) the execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions by such Seller are within such Seller’s powers and have been duly authorized by all necessary action on the part of such Seller.

(b) This Agreement constitutes the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles.

4.2 No Conflict. Except as set forth in Schedule 3.2(c), the execution and delivery of this Agreement by such Seller do not, and the performance of this Agreement by such Seller will not (a) require any Consent of, or filing with, or notification to, any

Governmental Body or any other Person, except (i) under the HSR Act, other foreign or supranational antitrust and competition laws and (ii) where failure to obtain such Consents, or to make such filings or notifications to a Person other than a Governmental Body, would not, individually or in the aggregate, reasonably be expected to (x) have a material adverse effect on Loews or Parent or (y) prevent or materially delay the performance of this Agreement by such Seller or (b) result in the breach of, any loss of any benefit under or constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of Loews pursuant to, any Contract to which such Seller is a party, except for any breach which would not reasonably be expected to (x) have a material adverse effect on Loews or the Parent or (y) prevent or materially delay the performance of this Agreement by such Seller.

4.3 Ownership of Loews Shares. Such Seller is, on the date of this Agreement, the owner of the Loews Shares set forth opposite its name on Schedule 4.3. Such Seller will, immediately prior to the Closing, be the record owner of the shares set forth opposite its name on Schedule 4.3 (except, in the case of Oaktree, which will be the beneficial owner but not the record owner, and will cause the record owner to sign all requisite documents to transfer the Loews Shares), with full power to sell such Loews Shares free and clear of adverse claims within the meaning of Section 8-102 of the Uniform Commercial Code of the State of New York, except for changes in the number of Loews Shares held resulting from (x) transfers between Sellers, (y) exercise of the Loews Warrants and (z) transfers contemplated by Section 6.1 of this Agreement. The sale of Loews Shares by such Seller to Parent or Acquisition, as the case may be, pursuant to Article 2 will be effective to transfer such Loews Shares to Parent or Acquisition, as the case may be, free and clear of adverse claims within the meaning of Section 8-102 of the Uniform Commercial Code of the State of New York.

4.4 No Other Representation. Sellers shall not be deemed to have made to Parent or its Representatives any representation or warranty other than as expressly made by Sellers in this Article 4. Without limiting the generality of the foregoing, Sellers make no representation or warranty to Parent or its Representatives with respect to any information or documents made available to Parent or its Representatives, except as expressly set forth in a representation and warranty contained in this Article 4.

ARTICLE 5.

Representations and Warranties of Parent

Parent represents and warrants to Loews and Sellers as follows:

5.1 Organization and Good Standing. Parent is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized.

5.2 Authority; No Conflict.

(a) The execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions are within Parent’s corporate powers and have been duly authorized by all necessary action on the part of Parent. This Agreement constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles.

(b) The execution and delivery of this Agreement by Parent do not, and the performance by Parent of its obligations hereunder will not, (i) violate any provision of the certificate of incorporation or by-laws of Parent, (ii) assuming that all Consents, approvals, authorizations and permits described in Section 5.2(c) have been obtained and all filings and notifications described in Section 5.2(c) have been made and any waiting periods thereunder have terminated or expired, violate any Legal Requirement applicable to Parent or by which any property or asset of Parent is bound or affected or (iii) require any Consent or approval under, result in any breach of, any loss of any benefit under or constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of Parent pursuant to, any material Contract to which Parent is a party, Governmental Authorization of Parent or other instrument or obligation of Parent, except, with respect to clauses (ii) and (iii), for any such violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the (x) business, prospects, results of operations or condition (financial or otherwise) of Parent taken as a whole, or (y) ability of Parent to perform its obligations under this Agreement.

(c) The execution and delivery of this Agreement by Parent do not, and the performance of this Agreement by Parent will not, require any Consent of, or filing with, or notification to, any Governmental Body or any other Person, except (i) under the HSR Act, other foreign or supranational antitrust and competition laws and (ii) where failure to obtain such Consents, or to make such filings or notifications to a Person other than a Governmental Body, would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the (x) business, results of operations or financial condition of Parent and its Subsidiaries taken as a whole, or (y) ability of Parent to perform its obligations under this Agreement.

5.3 Available Funds. Parent has entered into an executed commitment letter dated June 18, 2004 (together with the exhibits and attachments thereto, the “Debt Commitment Letter”) from Credit Suisse First Boston, Citicorp North America, Inc. and Citigroup Global Markets Inc. (together, the “Lenders”), an executed engagement letter dated June 18, 2004 (together with the exhibits and attachments thereto, the “Engagement Letter”) from Credit Suisse First Boston LLC and Citicorp Global Markets Inc., an executed fee letter dated June 18, 2004 (the “Fee Letter”) from Credit Suisse First

Boston, Citicorp North America, Inc. and Citigroup Global Markets Inc. and an executed fee credit letter dated June 18, 2004 (the “Credit Letter”) from Credit Suisse First Boston LLC, Citicorp North America, Inc. and Citigroup Global Markets, Inc. The Debt Commitment Letter, the Engagement Letter, the Fee Letter and the Credit Letter are collectively referred to as the “Debt Financing Documents.” True and complete copies of the Debt Financing Documents have been furnished to Loews. There are no other documents, including any side letters, executed by Parent in connection with the Debt Financing Documents. Parent has received an executed commitment letter dated June 18, 2004 (the “Equity Commitment Letter”) from the Equity Investor, a true, correct and complete copy of which has been delivered to Loews. The funds required to be provided by the Equity Investor pursuant to the Equity Commitment Letter satisfy the equity funding requirements of the Debt Financing Documents. Subject to the funding of the funds set forth in the Debt Financing Documents (the “Debt Financing”) and the Equity Commitment Letter, Parent will have the funds necessary to enable it to pay in full in cash at the Closing the Aggregate Purchase Price together with all fees and expenses of Parent.

5.4 No Reliance. To the knowledge of Parent, Parent and its Representatives have inspected and conducted such review and analysis (financial and otherwise) of Loews, the Loews Companies and the Loews Investees as desired by Parent and made an independent decision to enter this Agreement and acquire Loews Shares pursuant to this Agreement. Parent and its Representatives are not relying upon any warranty or representation by, or information from, Loews, Sellers, the Loews Companies or the Loews Investees of any sort, oral or written, except, in the case of Loews, the warranties and representations specifically set forth in Article 3 of this Agreement (including the related portions of the Disclosure Schedules) and, in the case of Sellers, the representation and warranties specifically set forth in Article 4 of this Agreement (including the related portions of the Disclosure Schedules).

5.5 Brokers or Finders. There is no investment banker, broker, finder, financial advisor or other intermediary which has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee other than from Parent in connection with the Contemplated Transactions.

5.6 No Interest in Industry. No equity investor in Parent or other entity (other than Loews and its Affiliates) required to be identified in Parent’s filing under the HSR Act with respect to this Agreement (or any entity included in the same person as such an equity investor or entity) owns or controls more than 5% of any class of the outstanding equity securities of any entity included in a person engaged in the movie theatre or film exhibition industry. As used in this Section 5.6, the terms “entity” and “person” have the meanings given to them in the Rules under the HSR Act.

ARTICLE 6.

Covenants Prior to Closing Date

6.1 Related Transactions. The following transactions will be consummated pursuant to agreements in the forms attached to Schedule 6.1 in accordance with the terms set forth in such forms (without any waiver other than those made with the consent of Parent) and in the order contemplated by such forms:

(a) Loews will cause prior to the Closing Date but on the same calendar day LCT to sell 100% of the shares of capital stock of Loews Canada owned by LCT to one or more Persons to be formed or controlled by Onex Corporation (“Onex”) and/or Oaktree Capital Management, LLC, as general partner and/or investment manager of certain accounts and funds it manages (“Oaktree”) for a cash purchase price equal to the fair market value thereof as determined pursuant to the terms of the purchase agreement included in Schedule 6.1 (the “Canadian Purchase Agreement”). Loews will use the proceeds thereof to repay outstanding indebtedness. Loews Canada will enter into a guaranty (the “COC Guaranty”) of the indemnification obligations of the purchaser or purchasers of Loews Canada under the Purchase Agreement — Canada.

(b) Loews will cause Loews Canada to transfer 100% of the shares of capital stock of Cineplex Odeon (Barbados) Inc. to Loews or a Subsidiary of Loews for a cash purchase price of $1.00.

(c) Loews will cause Loews Germany to transfer all of the equity interests in Loews Mauritius Holding Company to Loews or a Subsidiary of Loews for no consideration. Following that transfer, Loews will cause LCT to sell 100% of the equity interests in Loews Germany owned by LCT to one or more Persons to be formed or controlled by Onex and/or Oaktree for a cash purchase price of $1.00.

(d) Immediately prior to the sale contemplated by the first sentence of subsection (a) above, Loews will cause LCT to sell 100% of the shares of capital stock of Loews Cineplex Entertainment Corporation Canada to Loews Canada for a cash purchase price of $1.00.

(e) Prior to the Closing, Parent shall place or cause to be placed in escrow an amount in U.S. Dollars (the “Cash Escrow Amount”) equal to Two Billion Fifty Million Mexican Pesos (MP2,050,000,000) converted into U.S. Dollars as provided in the Mexican Purchase Agreement included in Schedule 6.1 and Sellers shall place or cause to be placed in escrow secretary’s instructions with respect to the transfer of the equity interests in Symphony Subsisting Vehicle, S. de R.L. de C.V., an entity organized under the laws of the United Mexican States and all of the shares of common stock of Grupo Cinemex (together, the “Escrowed Mexican Equity Interests”) and other required transfer documentation, in each case with an escrow agent acceptable to Parent and Sellers pursuant to an escrow agreement, the terms and conditions of which shall be reasonably acceptable to the escrow agent, Parent and Sellers;

(f) Loews will remove, or cause to resign, each director of Loews and each Loews Company, such removals or resignations to be effective no later than the Closing Date.

(g) Onex and OCM Cinemas Holdings, LLC will each, and will cause (i) its respective Affiliates that are Loews Stockholders or directors or officers of Loews, a Loews Company, a Loews Investee or a Retained Foreign Entity (as defined in the form of release) and (ii) Loews Canada and Loews Germany, to have executed releases, in the form attached as Exhibit 6.1(g), effective as of the Closing Date.

(h) LCT and Loews Canada will enter into a Services Agreement in the form included in Schedule 6.1.

(i) Prior to or at the Closing Date, the parties shall deliver irrevocable instructions to the escrow agent contemplated by clause (e) above which shall direct the escrow agent to deliver, immediately following the Closing, the Escrowed Mexican Equity Interests to Loews and to pay the Cash Escrow Amount to the sellers under the Mexican Purchase Agreement included in Schedule 6.1. Loews or a Subsidiary thereof shall purchase the Escrowed Mexican Equity Interests and the sellers under the Mexican Purchase Agreement shall receive the Cash Escrow Amount as consideration for the Escrowed Mexican Equity Interests. At the Closing, the parties to such Mexican Purchase Agreement shall enter into a Tax Sharing Agreement in the form included in Schedule 6.1 and Loews Canada and the purchaser or purchasers of Loews Canada shall guaranty the obligations of the sellers under such Tax Sharing Agreement pursuant to the forms of guaranties included in Schedule 6.1.

6.2 Access and Investigation. Between the date of this Agreement and the Closing Date, Loews will, and will cause each Loews Company and their respective Representatives to (a) afford Parent and its prospective financing sources and their respective Representatives (collectively, “Advisors”) reasonable access to Loews’ and such Loews Companies’ properties, Contracts, books and records and other documents and data, (b) furnish Parent and its Advisors with copies of all such Contracts, books and records, and other existing documents and data as Parent may reasonably request, (c) furnish Parent and its Advisors with such additional financial, operating and other data and information as Parent may reasonably request and (d) make available to Parent and its Advisors, upon reasonable advance notice and during normal business hours, the officers of such Person, as Parent may reasonably request; provided, that such availability shall not interfere with the normal operations of Loews or any Loews Company. Any information heretofore or hereafter obtained from any party hereto shall be subject to the terms of the Confidentiality Agreement, and such information shall be held in accordance with the terms of the Confidentiality Agreement.

The provisions of this Section 6.2 are subject to applicable Legal Requirements relating to the exchange of information. Loews may, as it deems reasonably advisable and necessary, designate any competitively sensitive information requested by Parent under this Section 6.2 as “outside counsel only”, and such information shall be given only to Parent’s outside legal counsel based on an undertaking from such counsel reasonably satisfactory to Loews to the effect that such information shall be kept confidential and not provided to Parent.

6.3 Operation of Business. Loews agrees that, on and after the date of this Agreement to the Closing, except as set forth in Schedule 6.3 or pursuant to Section 6.1 or Section 6.4(a), (b) or (f) of this Agreement unless Parent shall otherwise consent in writing, Loews shall, and shall cause each Loews Company to, (x) maintain its existence in good standing under applicable Legal Requirements, (y) subject to the further restrictions set forth in this Section 6.3, conduct its operations only in the ordinary course of business and (z) (i) use its commercially reasonable efforts to keep available the services of the current officers of Loews and each Loews Company, (ii) subject to decisions made by the Board of Directors and management of Loews in good faith, use its commercially reasonable efforts to keep available the services of employees of Loews and each Loews Company, and (iii) preserve the current relationships of Loews and each Loews Company with their material customers, suppliers and other Persons with which Loews and each of the Loews Companies have significant business relations as is reasonably necessary in order to preserve substantially intact their goodwill and business organization. In addition, without limiting the foregoing, except as set forth in Schedule 6.3 or pursuant to Section 6.1 or Section 6.4(a), (b) or (f) of this Agreement, unless Parent shall otherwise consent in writing, Loews shall not, and shall not permit any of the Loews Companies to, on or after the date of this Agreement to the Closing, directly or indirectly, do, or agree to do, any of the following:

(a) amend or propose to amend or otherwise change its certificate of incorporation or by-laws or comparable organizational documents;

(b) issue, sell, pledge, dispose of, grant, transfer, encumber or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of any shares of capital stock of Loews or any Loews Company, or securities convertible or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, or any other ownership interest, of Loews or any Loews Company, except that (i) Loews may issue the Loews Warrants and may issue Loews Shares upon exercise of the Loews Warrants; (ii) the Loews Companies may issue shares of capital stock to Loews or any wholly-owned Loews Company and (iii) Loews may issue shares of capital stock as contemplated by Sections 6.1 and 7.8;

(c) other than in connection with transactions among wholly-owned Loews Companies that do not affect Loews’ indirect ownership of the wholly-owned Loews Companies taken as a whole, (i) reclassify, combine, split, subdivide or amend the terms of any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, or (ii) redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other securities;

(d) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock (other than dividends or distributions paid by wholly-owned Loews Companies to Loews or to other wholly-owned Loews Companies) or enter into any agreement with respect to the voting of the capital stock of Loews;

(e) (i) except in the ordinary course of business, sell, pledge, dispose of, transfer, lease, license, abandon, fail to maintain or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, abandonment, failure to maintain or Encumbrance of, any material property or assets of Loews or any Loews Company; or (ii) enter into any material commitment or transaction outside the ordinary course of business other than transactions between Loews or a Loews Company and another Loews Company;

(f) incur any indebtedness for borrowed money (except to a wholly-owned Loews Company) or issue any debt securities (except to a wholly-owned Loews Company) or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person (other than a wholly-owned Loews Company or as required to comply with its obligations as manager for a Loews U.S. Investee under a partnership or management agreement with such Loews U.S. Investee) for borrowed money, except for indebtedness for borrowed money under Loews’ existing credit facilities thereof;

(g) terminate, cancel, or agree to any material and adverse change in, or enter into, any Material Contract other than in the ordinary course of business;

(h) authorize, commit to or make any capital expenditure not contemplated or described in Schedule 6.3, except for capital expenditures consistent with Loews’ five-year plan or annual budget (but excluding any material commitment relating to a theatre new-build that is not authorized by Loews at the date of this Agreement);

(i) make any loan or advance to, or any investment in, any other Person, other than loans, advances or investments to or in any Loews Company;

(j) except as may be required by contractual commitments or corporate policies with respect to severance or termination pay in existence on the date of this Agreement included in the Disclosure Schedules, (i) increase the compensation or benefits payable or to become payable to its directors or officers or, except in the ordinary course of business, employees, (ii) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of Loews or any Loews Company (other than with respect to newly-appointed directors and newly-hired employees in the ordinary course of business); or (iii) establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer, consultant or employee, except to the extent required by applicable Legal Requirements or, in the case of employees, in the ordinary course of business;

(k) make any material change in accounting policies or procedures except as required by GAAP or by a Governmental Body or (ii) make any material change to practices and policies relating to the payment of film costs, accrued liabilities or accounts payable or to the collection of box office or concession revenues;

(l) settle any actions, suits, litigations or other proceedings or pay, discharge or satisfy any claims (including claims of stockholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except for (i) the payment, discharge or satisfaction of liabilities or obligations in the ordinary course of business, in accordance with their terms or between or among Loews and wholly-owned Loews Companies, (ii) settlements or compromises of any litigation (whether or not commenced prior to the date of this Agreement) where the amount paid (after giving effect to insurance proceeds actually received) in such settlement or compromise does not exceed $1,000,000 individually or $5,000,000 in the aggregate for all such settlements or compromises, or (iii) settlements or compromises funded through the creditor pool established pursuant to Loews’ plan of reorganization effective on the Emergence Date;

(m) engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any Related Person, or make any payment or distribution to any Related Person (other than payments for services as an officer, director or employee of Loews or a Loews Company set forth on Schedule 6.3);

(n) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

(o) merge or consolidate with, or acquire any material assets or property from, any other Person (other than (i) mergers or consolidations with, or acquisitions from, Loews or a Loews Company and (ii) acquisitions of film exhibition rights, inventory, equipment and supplies in the ordinary course of business);

(p) consent, or permit any Loews Representative to consent, to any action by any Loews Investee outside the ordinary course, including, without limitation, any consent under the Loews Investee Approval Provisions or any consent to any purchase, redemption, retirement or other acquisition of debt or equity, or declaration or payment of any dividend or other distribution or payment in respect of debt or equity held by Loews (or Affiliate of Loews) or any other equity investor therein (but excluding any payment on advances made by Loews or a Loews Company to any Loews U.S. Investee) or, subject to their fiduciary duties, permit the Loews designees on the relevant board of directors to approve action expressly requiring approval by the board of directors pursuant to (i) Section 7.4(a)(i), 7.4(a)(ii), 7.4(a)(viii) or 7.4(a)(ix) of the Joint Venture Agreement, dated as of April 27, 1998, as amended as of July 7, 2003, by and among Loews Cineplex International Holdings, Inc. (formerly LTM Spanish Holdings, Inc.) and Ricardo Evole Martil or (ii) Section 6.4(a)(i), 6.4(a)(ii) 6.4(a)(vii) or 6.4(a)(x) of the Amended and Restated Joint Venture Agreement, dated as of July 25, 2002, by and among Loews, Loews Cineplex International Holdings, Inc., Mediaplex, Inc. and Megabox Cineplex, Inc.; or

(q) authorize or enter into any Contract or otherwise make any commitment to do any of the foregoing.

6.4 Required Approvals, etc.

(a) Loews and Parent shall use their commercially reasonable efforts to (i) obtain from any Governmental Bodies any Consents, licenses, permits, waivers, approvals, authorizations or Orders required to be obtained or made by Parent, Loews or any of their Subsidiaries or stockholders (including, without limitation, those in connection with the HSR Act and antitrust and competition laws of any other applicable jurisdiction), in connection with the authorization, execution and delivery of this Agreement and the consummation of the Contemplated Transactions, and (ii) make, or cause their respective ultimate parent entities to make, all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under (A) the HSR Act and antitrust and competition laws of any other applicable jurisdiction and (B) any other applicable Legal Requirement. Parent and Loews shall each file, or cause their respective ultimate parent entities to file, a notification under the HSR Act within five Business Days of the date of this Agreement. Parent and Loews shall cooperate with each other in connection with the making of all filings or submissions referenced in the preceding sentence (including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any Governmental Body with respect to any such filing or submission. Loews and Parent shall have the right to review in advance, and to the extent practicable each shall consult the other on, all the information relating to Loews and the Loews Companies, Parent and its Subsidiaries, and the stockholders of each, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Body in connection with the Contemplated Transactions. Parent and Loews may, as each deems reasonably advisable and necessary, designate any competitively sensitive information requested by the other under this Section 6.4(a) as “outside counsel only”, and such information shall be given only to such requesting party’s outside legal counsel based on an undertaking from such counsel reasonably satisfactory to the other party to the effect that such information shall be kept confidential and not provided to the requesting party. In addition, Parent, Loews and the stockholders of each may redact any information from such documents shared with the other party or its counsel that is not pertinent to the Contemplated Transactions and the subject matter of the filing or submission or that is not customarily exchanged between parties to HSR filings or their counsel. Each of the Sellers, Loews and Parent shall promptly notify and provide a copy to the other parties of any written communication received from any Governmental Body with respect to any filing or submission or with respect to the Contemplated Transactions. Each of Loews and Parent shall give the other reasonable prior notice of any communication with, and any proposed understanding, undertaking or agreement with, any Governmental Body regarding any such filing or any such transaction. Neither Loews nor Parent shall, nor shall they permit their respective Representatives to, independently participate in any meeting, or engage in any substantive conversation, with any Governmental Body in respect of any such filing, investigation or other inquiry without giving the other prior notice of such meeting or conversation and, unless prohibited by such

Governmental Body, the opportunity to attend or participate. The parties to this Agreement will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party to this Agreement in connection with proceedings under or related to the HSR Act or applicable competition laws.

(b) Parent and Loews will:

(i) each use its commercially reasonable efforts to avoid the entry of, or to have vacated or terminated, any Order that would restrain, prevent or delay the Closing, as soon as reasonably practicable, including defending through litigation on the merits any claim asserted in any court by any Person; and

(ii) each use its commercially reasonable efforts to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation law that may be asserted by any Governmental Body with respect to the Contemplated Transactions so as to enable the Closing to occur as soon as reasonably practicable, including (A) committing to any divestitures, licenses, hold separate or other similar arrangements with respect to its assets or conduct of business arrangements, subject to and effective upon consummation of the Contemplated Transactions and (B) implementing, contesting or resisting any litigation before any court or quasi-judicial administrative tribunal seeking to restrain or enjoin the Contemplated Transactions.

(c) Loews and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, commercially reasonable efforts to obtain any non-governmental third party Consents necessary, proper or advisable to consummate the Contemplated Transactions. In the event that either party shall fail to obtain any such third party Consent, such party shall use commercially reasonable efforts, and shall take any such actions reasonably requested by the other party hereto, to minimize any adverse effect upon Loews and Parent, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the Closing Date, from the failure to obtain such Consent.

(d) From the date of this Agreement until the Closing Date, each party shall promptly notify the other party in writing of any pending or, to Loews’ Knowledge or Parent’s knowledge, as appropriate, threatened Proceeding by any Governmental Body or any other Person (i) challenging or seeking damages in connection with the Contemplated Transactions or (ii) seeking to restrain or prohibit the consummation of the Contemplated Transactions.

(e) Nothing in this Section 6.4 shall be construed to obligate any party to waive any condition for the benefit of such party.

(f) Loews shall, and shall cause its Subsidiaries, Grupo Cinemex and their respective officers and directors to, reasonably cooperate by taking customary actions within their control in connection with obtaining the Debt Financing as Parent may from time to time request, including by (i) providing prospective lenders with access, at reasonable times and to a reasonable extent, to the officers and directors of Loews, its Subsidiaries and Grupo Cinemex, (ii) providing reasonable assistance in preparation of confidential information memoranda and other materials to be used in connection with obtaining the Debt Financing, (iii) providing reasonable assistance in the preparation for, and participating in, meetings, due diligence sessions, road shows and similar presentations to and with, among others, prospective lenders, investors and rating agencies, (iv) the execution and delivery of commitment letters, underwriting or placement agreements, loan agreements, note purchase agreements, registration rights agreements, indentures and related documents, including a certificate of the Chief Financial Officer of Loews with respect to solvency matters, all of which shall become effective only at the Closing Date, (v) providing the financial information necessary for the satisfaction of the obligations and conditions set forth in the Commitment Letters within the time periods required thereby in order to permit a Closing Date on or prior to September 30, 2004 which obligation shall include, in all events, providing the financial information required pursuant to the terms of the Debt Financing Documents and (vi) using commercially reasonable efforts to provide the assistance of the independent auditor of Loews with the Debt Financing, including provision of a reasonably acceptable and customary “comfort letter” in connection with the Debt Financing, all as Parent may from time to time reasonably request.

6.5 No Negotiation. Until such time, if any, as this Agreement is terminated pursuant to Article 9, none of Loews or any Seller will, and each will cause their respective Representatives not to, directly or indirectly solicit, initiate or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any Person (other than Parent) relating to any transaction involving the sale of any substantial portion of Loews’ business or any substantial portion of its assets, or any of the capital stock of Loews, or any merger, consolidation, business combination or similar transaction involving Loews.

6.6 Supplemental Schedules. Loews may (but shall not be required to), from time to time prior to or on the Closing Date, by notice in accordance with this Agreement, supplement or amend the Schedules, including, without limitation, one or more supplements or amendments to correct any matter which would otherwise constitute a breach of any representation, warranty or covenant herein contained. If any such supplement or amendment of any Schedule (considered individually or collectively together with any or all other such supplements and amendments) discloses matters that, absent such supplements and amendments, would make satisfaction of the condition specified in Section 7.1 impossible, then Parent shall have the right by notice to Loews within ten days after receipt of such supplement or amendment to terminate this Agreement, with such termination being Parent’s sole and exclusive remedy relating to matters set forth in such supplement or amendment. Notwithstanding any other provision hereof, but subject to the immediately preceding sentence, each supplement or amendment of any Schedule will be effective to cure and correct for all purposes (including, but not limited to, Section 7.1) any breach of any representation, warranty or covenant relating to such Schedule not having read at all times as so supplemented or amended.

6.7 Debt Financing.

(a) Parent will not, and will not permit any other Person to, terminate, amend, modify or supplement (or consent or agree to the termination, amendment, modification or supplementing of) in any respect the terms or conditions of any Debt Financing Documents or the Equity Commitment Letter, without the prior written consent of Loews, except to amend or modify in a manner more favorable to Parent, the Equity Investor or their Affiliates the interest rates relating to the Debt Financing or the terms of the covenants to be in effect following consummation of the Contemplated Transactions; provided, that in no event shall any such amendments, modifications or supplements relieve the Lenders from their obligations under the Debt Financing Documents to provide the Debt Financing or relieve the Equity Investor from its obligations under the Equity Commitment Letter to provide the Equity Financing (or limit Parent’s rights under the Debt Financing Documents or the Equity Financing Documents to require them to do so), in each case on the terms set forth in the Debt Financing Documents and Equity Commitment Letter without giving effect to any such amendment, modification or supplement. Parent has fully paid or caused to be paid any and all commitment fees or other fees required by such Debt Financing Documents to be paid as of the date hereof (and will fully pay or cause to be paid when due any such fees after the date hereof). Parent will use commercially reasonable efforts to obtain the Debt Financing or, in the event it is unavailable, substitute debt financing, and, subject to the satisfaction of all of the conditions to Parent’s obligation to close set forth in Article 7 and to the following proviso, Parent will draw down the Bridge Loans (as defined in the Commitment Letter) (if adequate funding has not been obtained through the issuance of Senior Subordinated Notes (as defined in the Engagement Letter) and the senior portion of the Debt Financing (with only such changes as the Lenders may require without Parent’s consent (but which may require consultation with Parent) pursuant to the terms of clauses (a), (b), (c), (d) or (e) of the fourth paragraph under the heading “General” in the Fee Letter or the third from the last sentence of that paragraph ), in each case, if available, as necessary to enable the Debt Financing to be funded on September 28, 2004; provided, however, that notwithstanding any other provision of this Agreement, Parent shall in no event be obligated (i) to draw down the Bridge Loans (as defined in the Commitment Letter) or close with any changes pursuant to clauses (a), (b), (c) (d) or (e) of the fourth paragraph under the heading “General” in the Fee Letter or the third from the last sentence of that paragraph to enable the Debt Financing to be funded before September 28, 2004, (ii) waive any condition to its obligation to close pursuant to Article 7, (iii) provide any consent to any changes to the Debt Financing (including any consent pursuant to the fourth paragraph under the heading “General” in the Fee Letter) or (iv) accept any substitute debt financing on terms (taken in the aggregate) less favorable to Parent than the Debt Financing would have been (assuming no draw of the Bridge Loans or waiver or consent referred to in clauses (i), (ii) or (iii), above). Parent’s acceptance, at the Closing, of equity contributions from third parties in substitution for a portion of the equity contribution called for by the Equity Commitment Letter shall not constitute a modification of the Equity Commitment Letter prohibited by this Section 6.7(a), provided that (i) the Equity Investor shall not be relieved of any of its obligations under the Equity Commitment Letter until the Closing occurs and (ii) such substitution does not affect the availability of the Debt Financing.

(b) Parent will not permit Equity Investor to hold less than a majority of its outstanding equity interest or less than a majority of its outstanding voting securities. For greater certainty, Parent will not permit any Person or Persons other than Equity Investor or Parent’s directors or officers to control any decision of Parent concerning this Agreement and the Debt Financing.

6.8 Parent Representation. Parent will not take, or permit Equity Investor to take, any action the effect of which is to cause the representation in Section 5.6 to fail to be true and correct at any time prior to the Closing Date.

6.9 Books and Records; Taxes.

(a) Following the Closing, Parent and Loews will, and will cause each Loews Company and their respective Representatives to, cooperate with and make available to Sellers, during normal business hours, all Books and Records, information, agreements and other documents and employees (without substantial disruption of employment) retained and remaining in existence after the Closing Date which Sellers consider necessary, useful or desirable in connection with any Tax inquiry, audit, investigation or dispute, the preparation of any Tax Return, any litigation or investigation or any other matter requiring any such Books and Records, information, agreements and other documents or employees for any reasonable business purpose. Books and Records may be destroyed in accordance with Loews’ general document retention policies (copies of which policies will be provided to Sellers upon request) unless, prior to destruction, any such Books and Records are requested by any Seller, in which event the Books and Records so requested shall be delivered to the requesting Seller. The Seller(s) requesting any such Books and Records, information or employees shall bear all of the out-of-pocket costs reasonably incurred in connection with providing such Books and Records, information or employees. Books and Records relevant to a Proceeding between Parent or Loews and one or more Sellers shall be subject to production only in accordance with the discovery procedures relating to such Proceeding. For purposes of this Section 6.9, “Books and Records” shall mean all records pertaining to the assets, properties, business, operations, accounts or financial condition of Loews and the Loews Companies, regardless of whether such books and records are maintained for Tax or financial reporting purposes.

(b) None of Parent or any Affiliate of Parent shall take any action that results in the termination of the taxable year of Loews, for U.S. federal income tax purposes, in which the Closing takes place, at any time prior to the beginning of the Business Day immediately following the Closing Date. The parties hereto agree that if (i) as of the Closing Date and for 30 days thereafter, Parent and a subsidiary own the stock of Acquisition indirectly through an LLC that files U.S. federal income Tax Returns as a partnership; and (ii) none of Parent or its Affiliates file U.S. federal income Tax Returns that reflect a closing of Loews taxable year that includes the Closing Date prior to the date that is 30 days after the Closing Date, then treatment by any Taxing Authority of the taxable year of Loews in a manner inconsistent with the position described in clause (ii), notwithstanding compliance by Parent and its Affiliates with (i) and (ii) above, shall not constitute a breach by Parent or its Affiliates of this Section 6.9(b).

ARTICLE 7.

Conditions Precedent to Parent’s Obligation to Close

Parent’s obligation to consummate the Contemplated Transactions and to take the other actions required to be taken by Parent at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Parent, in whole or in part, but solely in writing, provided, that, subject to the last sentence of Section 11.1, the occurrence of the Closing shall be conclusive evidence of the satisfaction or waiver of each of the conditions):

7.1 Accuracy of Representations. The representations and warranties of Loews contained in (i) the first sentence of Section 3.1(a), (ii) Section 3.2(a) (other than the last sentence), (iii) Section 3.3 (other than the first or last sentence), (iv) Section 3.21(c) or (d) (except to the extent that Loews Stockholders reimburse Loews for any amount paid, or provide indemnity on a basis reasonably satisfactory to Parent for any other claim, inconsistent with Section 3.21(c) or (d)), or (v) Section 3.22 (except to the extent that Loews Stockholders provide indemnity on a basis reasonably satisfactory to Parent for any claim inconsistent with Section 3.22) shall be true and correct, at and as of the Closing Date as if made at and as of such time (except in the case of the first sentence of Section 3.21(c), as of the earlier date specified therein). The other representations and warranties of Loews and Sellers contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such time (except in the cases of the first sentence of Section 3.3, Section 3.4(a), Section 3.8(f)(i), the first sentence of Section 3.10(d), the second sentence of Section 3.12, Section 3.13, Section 3.14(a), the first sentence of Section 3.15, the last sentence of Section 3.19, and the first sentence of Section 4.3, each as of the earlier date specified therein) except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Parent shall have received a certificate signed by an executive officer of Loews to the foregoing effect.

7.2 Loews’ and Sellers’ Performance. Loews and Sellers shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date. Parent shall have received certificates signed by an executive officer of Loews to the foregoing effect.

7.3 Delivery of Certificates. Each certificate representing Loews Shares required to be delivered to Parent pursuant to Section 2.4(a) shall have been so delivered and duly endorsed (or accompanied by duly executed stock powers) for transfer to Parent, and the certificates available for transfer to Parent free of adverse claims (except for adverse claims for which the Loews Stockholders provide indemnity on a basis reasonably satisfactory to Parent) shall, in the aggregate, represent not less than 99.0% of the Loews

Shares outstanding at the Closing Date. The Escrowed Mexican Equity Interests shall have been delivered to the escrow agent as required by Section 6.1(e).

7.4 Additional Documents. Each of the following documents must have been delivered to Parent:

(a) an opinion of Kaye Scholer LLP (or, with respect to certain Sellers, other counsel reasonably satisfactory to Parent), dated the Closing Date, reasonably satisfactory to Parent, with respect to: (x) (i) existence and good standing of Loews and Sellers that are entities; (ii) corporate power and authority of Loews and Sellers that are entities; (iii) authorization, execution and delivery of this Agreement by, and enforceability against, Loews and Sellers that are entities, and delivery of this Agreement by, and (assuming capacity, due execution and non-conflict with law or public policy) enforceability against, Sellers that are individuals; (iv) record ownership of the outstanding Loews Shares; (v) transfer of Loews Shares pursuant to this Agreement will result in transfer to the Purchaser of such Loews Shares free and clear of adverse claims within the meaning of Section 8-102 of the Uniform Commercial Code of the State of New York; and (vi) non-contravention of Loews’ and Sellers’ performance of this Agreement with such New York or U.S. federal law as is customarily covered in third-party closing opinions and (y) the enforceability of the Canadian Purchase Agreement and the Guaranties (as defined below); and

(b) an opinion of other counsel reasonably satisfactory to Parent, dated the Closing Date, with respect to (i) existence and good standing of the purchaser under the Canadian Purchase Agreement (the “Canadian Purchaser”) and Loews Canada, (ii) corporate, partnership or other entity power and authority of the Canadian Purchaser and Loews Canada, (iii) authorization, execution and delivery of the Canadian Purchase Agreement and guaranties described in Section 6.1 issued by Loews Canada and the Canadian Purchaser (the “Guaranties”) and (iv) non-contravention of the Canadian Purchaser and Loews Canada’s performance of the Canadian Purchase Agreement and Guaranties with such applicable law as is customarily covered in third-party closing opinions;

(c) such other documents as Parent may reasonably request for the purpose of evidencing the satisfaction of any condition referred to in this Article 7.

7.5 No Injunction. There shall not be in effect any injunction or other Order that prohibits the consummation of the Contemplated Transactions.

7.6 Regulatory Approval. The applicable waiting periods, together with any extensions thereof, under the HSR Act shall have expired or been terminated, and all other filings required under antitrust and competition laws of any other applicable jurisdiction shall have been made and mandatory minimum notice periods shall have been met.

7.7 Pre-Closing Transactions. The transactions contemplated by Section 6.1 shall have been consummated.

7.8 Loews Warrants. The Loews Warrants shall have been exercised or canceled.

7.9 Debt Financing. Parent shall have obtained the Debt Financing as contemplated by the Debt Financing Documents or, in case it is unavailable, substitute debt financing.

ARTICLE 8.

Conditions Precedent to Sellers’ Obligations to Close

The Sellers’ respective obligations to sell Loews Shares to Parent at the Closing and to take the other actions required to be taken by them at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Sellers holding at least 75% of the outstanding Loews Shares, in whole or in part, but solely in writing, provided, that the occurrence of the Closing shall be conclusive evidence of the satisfaction or waiver of each of the conditions):

8.1 Accuracy of Representations. The representations and warranties of Parent contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein) has not had and would not, individually or in the aggregate, result in a material adverse effect on the (i) business, prospects, results of operations or financial condition of Parent and its Subsidiaries taken as a whole, or (ii) ability of Parent to perform its obligations under this Agreement. Loews shall have received a certificate signed by an executive officer of Parent to the foregoing effect.

8.2 Parent’s Performance. Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date. Loews shall have received a certificate signed by an executive officer of Parent to the foregoing effect.

8.3 Payment. Parent shall have (i) delivered to the Sellers all amounts required to be delivered pursuant to Section 2.4(b) and (ii) paid the Cash Escrow Amount to the escrow agent as required by Section 6.1(e).

8.4 Additional Documents. Each of the following documents must have been delivered to Loews:

(a) an opinion of Ropes & Gray LLP, dated the Closing Date, reasonably satisfactory to Sellers, with respect to: (i) existence and good standing of Parent;

(ii) corporate power and authority of Parent; (iii) authorization, execution and delivery of this Agreement by, and enforceability against, Parent; and (iv) non-contravention of Parent’s performance of this Agreement with such New York or U.S. federal law as is customarily covered in third-party closing opinions; and

(b) such other documents as Loews or Sellers may reasonably request for the purpose of evidencing the satisfaction of any condition referred to in this Article 8.

8.5 No Injunction. There shall not be in effect any injunction or other Order that prohibits the consummation of the Contemplated Transactions.

8.6 Regulatory Approval. The applicable waiting periods, together with any extensions thereof, under the HSR Act shall have expired or been terminated, and all other filings required under antitrust and competition laws of any other applicable notice periods shall have been met.

ARTICLE 9.

Termination

9.1 Termination Events. This Agreement may be terminated prior to the Closing as follows:

(a) By mutual consent of Parent and Sellers holding at least 75% of the outstanding Loews Shares;

(b) Sellers holding at least 75% of the outstanding Loews Shares may terminate this Agreement if any of the conditions provided for in Article 8 of this Agreement shall have become incapable of fulfillment and cannot be cured (other than as a result of a breach of this Agreement by Loews or Sellers) and Loews has not waived such conditions;

(c) Parent may terminate this Agreement if any of the conditions provided for in Article 7 of this Agreement shall have become incapable of fulfillment and cannot be cured (other than as a result of a breach of this Agreement by Parent) and Parent has not waived such conditions; or

(d) Loews on the one hand, or Parent, on the other hand, may terminate this Agreement if the Contemplated Transactions are not consummated on or before September 30, 2004, but only if the failure to consummate the Contemplated Transactions on or before such date did not result from the breach of any representation, warranty or agreement herein of the party or parties seeking such termination.

9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 11.2 and Section 11.4 shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement shall not relieve any party from any liability for the making of any representation or warranty by a party that such party had actual knowledge was materially inaccurate as of the date of this Agreement, any breach of Section 6.4(f) or Section 6.7 or any material breach of any other covenant or other provision contained in this Agreement.

ARTICLE 10.

Director and Officer Indemnification

10.1 From and after the Closing Date, it is understood and agreed that all rights to indemnification by Loews and LCT now existing in favor of each present and former director and officer of Loews or a Loews Company (the “Loews Indemnified Parties”), as provided in the certificate of incorporation and by-laws of Loews and LCT, as in effect on the date of this Agreement, or pursuant to the indemnification and other agreements in effect on the date hereof and listed on Schedule 10.1 or any other Schedule to this Agreement, shall survive the Closing and Loews and LCT shall, and Parent shall cause Loews and LCT to (a) continue in full force and effect following the Closing Date, (b) perform, in a timely manner, its obligations with respect thereto and (c) honor such indemnification or other agreements. From and after the Closing Date, Parent shall indemnify and hold harmless each Loews Indemnified Party for any loss, liability, damage or expense (including, but not limited to, costs of investigation and defense and reasonable attorneys fees) arising from or in connection with such Person’s status as a director or officer of Loews or any Loews Company or any actual or alleged action taken or failure to take action in that capacity. The certificate of incorporation and by-laws of Loews and LCT will contain the provisions with respect to exculpation and indemnification set forth in Loews’ and LCT’s certificate of incorporation and by-laws prior to the Closing Date, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Closing Date in any manner that would adversely affect the rights thereunder of the Loews Indemnified Parties, unless such modification is required by applicable Legal Requirements, it being the intent of the parties hereto that the individuals who were directors or officers of Loews and/or any Loews Company prior to the Closing shall receive the same extent of exculpation and indemnification coverage after the Closing as they were entitled to prior to the Closing.

10.2 Without limiting the foregoing, in the event any Loews Indemnified Party is or becomes involved in any capacity in any Proceeding in connection with any matter, including the Contemplated Transactions, occurring prior to, and including, the Closing Date, Loews will, and from and after the Closing Date Parent shall cause Loews to, pay as incurred such Loews Indemnified Party’s legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith, but with the requirement of an undertaking by such Loews Indemnified Party to reimburse such payments in the event of a final determination by a court of competent jurisdiction that such Loews Indemnified Party is not entitled thereto.

10.3 At or prior to the Closing, Loews shall purchase a “tail” or “extended reporting period” policy to supplement the existing directors’ and officers’ insurance policy (which will terminate as to Loews at Closing without further premium liability of Loews) covering directors and officers of Loews and the Loews Companies (“D&O Insurance”) that (i) has an effective term of six years from the Closing Date, (ii) covers those persons who are currently covered, or will be covered on or prior to the Closing Date, by the D&O Insurance in effect on the date hereof for actions and omissions occurring on or prior to the Closing Date and (iii) contains terms and conditions (including, without limitation, coverage amounts) that are at least as favorable in the aggregate as the terms and conditions of the D&O Insurance in effect on the date hereof; provided, however, that Loews shall only be obligated to maintain such coverage (which need not exceed $25,000,000) as may be obtained for an aggregate cost no greater than 200% of the annual premium charged to Loews as of the date hereof; and provided, further that Loews shall be permitted to amend the terms of such coverage to the extent such amendments are not inconsistent with the requirement of clause (iii).

10.4 Any determination to be made as to whether any Loews Indemnified Party has met any standard of conduct imposed by law shall be made by independent legal counsel selected by Loews and reasonably acceptable to such Loews Indemnified Party, retained at the Parent’s or Loews’ expense.

10.5 This Article 10 shall survive the Closing and is intended to benefit Loews, Parent and the Loews Indemnified Parties, and shall be binding on all successors (whether by merger or the purchase of all or substantially all of the assets) and assigns of Loews.

ARTICLE 11.

General Provisions

11.1 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Closing. This Section 11.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Closing. Notwithstanding the foregoing, nothing in this Agreement shall limit liability for fraud or intentional misrepresentations.

11.2 Expenses. Except as otherwise expressly provided in this Agreement, Loews and Parent will bear their respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the Contemplated Transactions, including all fees and expenses of their respective Representatives and all management fees or other amounts, if any, payable to affiliates of their respective shareholders and, in the case of Loews, all amounts paid or payable to or for the benefit of any Related Person set forth on Schedule 11.2. Loews shall cause all such expenses and other amounts (the “Loews Expenses”) to be paid at or prior to Closing. Schedule 11.2 sets forth a list by payee and a reasonable good faith estimate of the amount of all of the Loews Expenses. In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by another party.

11.3 Public Announcements. Any public announcement or similar publicity with respect to this Agreement or the Contemplated Transactions will be issued, if at all, at such time and in such manner as Loews and Parent may agree, except as may be required by applicable Legal Requirements or the rules of any securities exchange. Parent and Loews will consult with each other concerning the means by which Parent’s and Loews’ and the Loews Companies’ employees, customers and suppliers and others having dealings with Parent and Loews and the Loews Companies will be informed of the Contemplated Transactions, and Parent and Loews will each have the right to be present for any such communication.

11.4 Confidentiality. If the Contemplated Transactions are not consummated, each party will return or destroy as much of the written information supplied by the other party as the other party may reasonably request.

11.5 Notices. All notices, consents, waivers and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by telecopier (with written confirmation of receipt), provided that a copy is mailed by registered mail, return receipt requested or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as another party may designate by notice to the other parties):

Parent or Acquisition:

LCE Holdings, Inc.

111 Huntington Avenue

Boston, MA 02199

Attention: John P. Connaughton

Facsimile No.: (617) 516-2010

with a copy to:

Ropes & Gray LLP

One International Place

Boston, Massachusetts

Attention: R. Newcomb Stillwell

Facsimile No.: (617) 951-7050

Loews or Sellers:

Loews Cineplex Entertainment Corporation

711 Fifth Avenue

New York, New York 10022

Attention: Travis Reid

Facsimile No.: (646) 521-6375

with a copy to:

Loews Cineplex Entertainment Corporation

711 Fifth Avenue, 11th Floor

New York, New York 10022

Attention: Michael Politi, Esq.

Facsimile No.: (646) 521-6267

with copies to:

Onex Investment Corporation

712 5th Avenue, 40th Floor

New York, New York 10019

Attention: Anthony Munk

Facsimile No.: (212) 582-0909

Onex Corporation

Canada Trust Tower

161 Bay Street - 49th Floor

Toronto, Ontario M5J 2S1

Canada

Attention: Timothy A.R. Duncanson

Facsimile No.: (416) 362-5765

Onex American Holdings II LLC

421 Leader Street

Marion, Ohio 43302

Attention: Donald F. West

Facsimile No.: (740) 223-7762

Oaktree Capital Management, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

Attention: Kenneth Liang

Facsimile No.: (213) 830-8522

Kaye Scholer LLP

425 Park Avenue

New York, New York 10022

Attention:	Joel I. Greenberg, Esq.
Lynn Toby Fisher, Esq.

Facsimile No.: (212) 836-8689

11.6 Jurisdiction; Service of Process. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement shall be brought against any of the parties only in the Courts of the State of New York in the City of New York or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of New York, and each of the parties consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world. Notwithstanding the first sentence of this Section 11.6, a party may commence any such action or proceeding in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

11.7 Further Assurances. After the Closing Date, the parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents and (c) to do such other acts and things, all as the other party may reasonably request and at the expense of the requesting party for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

11.8 Waiver. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

11.9 Entire Agreement and Modification. This Agreement supersedes all prior agreements between the parties or their affiliates with respect to its subject matter and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

11.10 Schedules. In the event of any inconsistency between the statements in the body of this Agreement and those in the Schedules hereto (other than an exception expressly set forth as such in the Schedules with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control. Any information described in the Disclosure Schedules will be deemed to be disclosed as an exception to a representation or warranty only if it is reasonably apparent by the information set forth on the Disclosure Schedule or by its placement under an appropriate subheading on the Schedule. Any information described in the Disclosure Schedules with reference to any section number of this Agreement will be deemed to be disclosed and incorporated with respect to any other section of this Agreement where such disclosure is appropriate and reasonably apparent from the face of such disclosure.

11.11 Assignments, Successors and No Third-Party Rights. No party may assign any of its rights under this Agreement without the prior consent of the other parties, which will not be unreasonably withheld. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the parties. The parties acknowledge and agree that the Loews Indemnified Parties are third party beneficiaries of Article 10. Except as expressly contemplated by Article 10 and the preceding sentence, there are no third party beneficiaries having rights under or with respect to this Agreement.

11.12 Severability. If and to the extent any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the remainder of this Agreement will remain in full force and effect unless such invalidity or unenforceability deprives a party of a material benefit contemplated by this Agreement.

11.13 Section Headings, Construction. The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to “Section” or “Sections” refer to the corresponding Section or Sections of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The word “including” does not limit the preceding words or terms.

11.14 Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

11.15 Governing Law. This Agreement will be governed by the laws of the State of New York, without regard to conflicts of laws principles.

11.16 Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

11.17 Sellers. The signature page of this Agreement sets forth the names of all of the potential sellers of Loews Shares; such persons shall become Sellers hereunder at such time as they execute a counterpart of this Agreement. This Agreement shall become effective upon execution and delivery of counterparts of this Agreement by Parent, Loews and the Loews Stockholders other than Granite Investment Limited Partnership, Allen Karp and John Bonnett McCoy. Onex will exercise (and use commercially reasonable efforts to enforce) any contractual rights that it may have to require such persons to become Sellers hereunder on or prior to the Closing Date and, at the Closing, shall assign to Parent any such rights, to the extent they continue in effect.

11.18 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.18.

* * * * *

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

LCE HOLDINGS, INC.

By:
Name:
Title:

LOEWS CINEPLEX ENTERTAINMENT CORPORATION

By:
Name:
Title:

SELLERS:

ONEX AMERICAN HOLDINGS II LLC, on behalf of itself and on behalf of participants in the Onex Corporation Management Investment Plan who have granted it a power of attorney to vote the Loews Shares

By:
Name:
Title:

By:
Name:
Title:

LOEWS EXECUTIVE INVESTCO LLC

By:
Donald F. West
Director

LOEWS PARTNERS LP

By:
Donald F. West
Representative of the General Partner

OCM CINEMA HOLDINGS, LLC

By:	Oaktree Capital Management, LLC, its Manager

By:
Kenneth Liang
Managing Director

By:
Name:
Title:

Allen Karp

John Bonnett McCoy

GRANITE INVESTMENT LIMITED PARTNERSHIP

By:
Name:
Title:

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	5.4	No Reliance	31
	5.5	Brokers or Finders	31
	5.6	No Interest in Industry	31

ARTICLE 6.	Covenants Prior to Closing Date		32
	6.1	Related Transactions	32
	6.2	Access and Investigation	33
	6.3	Operation of Business	34
	6.4	Required Approvals, etc.	37
	6.5	No Negotiation	39
	6.6	Supplemental Schedules.	39
	6.7	Debt Financing	40
	6.8	Parent Representation	41
	6.9	Books and Records; Taxes	41

ARTICLE 7.	Conditions Precedent to Parent’s Obligation to Close		42
	7.1	Accuracy of Representations	42
	7.2	Loews’ and Sellers’ Performance	42
	7.3	Delivery of Certificates	42
	7.4	Additional Documents	43
	7.5	No Injunction	43
	7.6	Regulatory Approval	43
	7.7	Pre-Closing Transactions	43
	7.8	Loews Warrants	44
	7.9	Debt Financing	44

ARTICLE 8.	Conditions Precedent to Sellers’ Obligations to Close		44
	8.1	Accuracy of Representations	44
	8.2	Parent’s Performance	44
	8.3	Payment	44
	8.4	Additional Documents	44
	8.5	No Injunction	45
	8.6	Regulatory Approval	45

ARTICLE 9.	Termination		45
	9.1	Termination Events	45
	9.2	Effect of Termination	45

ARTICLE 10.	Director and Officer Indemnification		46

ARTICLE 11.	General Provisions		47
	11.1	Non-Survival of Representations and Warranties	47
	11.2	Expenses	47
	11.3	Public Announcements	48
	11.4	Confidentiality	48
	11.5	Notices	48

ii

11.6	Jurisdiction; Service of Process	50
11.7	Further Assurances	50
11.8	Waiver	50
11.9	Entire Agreement and Modification	50
11.10	Schedules	51
11.11	Assignments, Successors and No Third-Party Rights	51
11.12	Severability	51
11.13	Section Headings, Construction	51
11.14	Time of Essence	51
11.15	Governing Law	51
11.16	Counterparts	51
11.17	Sellers	52
11.18	Waiver of Jury Trial	52

iii